Report on review of consolidated

interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as at March 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2012, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34.

São Paulo, May 3, 2012.

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	ContadorCRC 1SP173647/O-5
CRC 2SP000160/O-5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

ASSETS	NOTE	03/31/2012	12/31/2011
Cash and deposits on demand	3	10,551	10,668
Central Bank compulsory deposits	4	75,618	98,053
Interbank deposits	5	24,299	27,821
Securities purchased under agreements to resell	5	122,819	92,248
Financial assets held for trading	6	120,064	121,889
Pledged as collateral		17,498	12,142
Other		102,566	109,747
Financial assets designated at fair value through profit or loss	6b	189	186
Derivatives	7 and 8	8,842	8,754
Available-for-sale financial assets	9	55,005	47,510
Pledged as collateral		15,235	8,455
Other		39,770	39,055
Held-to-maturity financial assets	10	3,010	3,105
Pledged as collateral		143	230
Other		2,867	2,875
Loan operations and lease operations, net	11	324,192	322,391
Loan operations and lease operations		348,277	346,264
(-) Allowance for loan losses		(24,085)	(23,873)
Other financial assets	19a	38,394	40,254
Investments in unconsolidated companies	12	2,553	2,544
Fixed assets, net	14	5,227	5,358
Intangible assets, net	15	3,956	3,825
Tax assets		25,408	26,088
Income tax and social contribution - current		2,378	2,857
Income tax and social contribution - deferred	26b	22,532	22,745
Other		498	486
Assets held for sale		98	85
Other assets	19a	7,398	7,357
TOTAL ASSETS		827,623	818,136

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	03/31/2012	12/31/2011
Deposits	16	231,345	242,636
Securities sold under repurchase agreements	18a	199,804	185,413
Financial liabilities held for trading	17	736	2,815
Derivatives	7 and 8	7,547	6,747
Interbank market debt	18a	89,850	90,498
Institutional market debt	18b	56,970	54,807
Other financial liabilities	19b	42,861	44,119
Reserves for insurance and private pension	29c lll	74,974	70,904
Liabilities for capitalization plans		2,856	2,838
Provisions	31	16,573	15,990
Tax liabilities		5,346	7,408
Income tax and social contribution - current		938	1,872
Income tax and social contribution - deferred	26b II	3,406	4,319
Other		1,002	1,217
Other liabilities	19b	22,607	18,625
Total liabilities		751,469	742,800
Capital	20a	45,000	45,000
Treasury shares	20a	(1,475)	(1,663)
Additional paid-in capital		760	738
Appropriated reserves	20d	24,456	24,279
Unappropriated reserves		6,094	5,561
Cumulative comprehensive income		131	26
Total stockholders’ equity attributed to the owners of the parent company		74,966	73,941
Non-controlling interests		1,188	1,395
Total stockholders’ equity		76,154	75,336
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		827,623	818,136

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended March 31, 2012 and 2011

(In millions of Reais, except for earnings per share information)

	NOTE	2012	2011
Banking product		20,836	18,280
Interest and similar income	22a	26,349	22,594
Interest and similar expense	22b	(13,383)	(11,002)
Dividends income		64	72
Net gain (loss) from financial assets and liabilities	22c	1,050	291
Foreign exchange results and exchange variation on transactions		469	419
Banking service fees	23	4,662	4,328
Income from insurance, private pension and capitalization operations before claim and selling expenses		1,474	1,257
Income from insurance and private pension	29b III	4,973	3,869
Change in reserves for insurance and private pension		(3,622)	(2,728)
Revenue from capitalization plans		123	116
Other income	24	151	321
Losses on loans and claims		(5,334)	(3,310)
Expenses for allowance for loan losses	11b	(6,063)	(4,110)
Recovery of loans written-off as loss		1,193	1,199
Expenses for claims		(464)	(399)
Operating margin		15,502	14,970
Other operating income (expenses)		(10,169)	(9,596)
General and administrative expenses	25	(8,920)	(8,623)
Tax expenses		(1,209)	(1,038)
Share of comprehensive income of unconsolidated companies	12	(40)	65
Income before income tax and social contribution	26	5,333	5,374
Current income tax and social contribution		(2,709)	(2,075)
Deferred income tax and social contribution		855	329
NET INCOME		3,479	3,628
Net income attributable to owners of the parent company	27	3,285	3,472
Net income attributable to non-controlling interests		194	156
EARNINGS PER SHARE - BASIC
Common		0.73	0.76
Preferred		0.73	0.76
EARNINGS PER SHARE - DILUTED	27
Common		0.73	0.76
Preferred		0.73	0.76
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	27
Common		2,289,284,300	2,289,284,273
Preferred		2,227,800,664	2,257,961,948
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	27
Common		2,289,284,300	2,289,284,273
Preferred		2,241,526,859	2,270,192,545

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended March 31, 2012 and 2011

(In millions of Reais)

	NOTE	2012	2011
Net income		3,479	3,628
Available-for-sale financial assets		167	(257)
Change in fair value		475	(245)
(Gains)/losses transferred to income on disposal	9	(217)	(184)
Income tax effect		(91)	172
Cash flow hedge and hedge of net investment in foreign operation	8	(113)	13
Change in fair value		(178)	22
Income tax effect		65 (9)
Foreign exchange differences on foreign investments		(27)	54
Share of other comprehensive income of unconsolidated companies – Available-for-sale financial assets		78	17
Total comprehensive income		3,584	3,455
Comprehensive income attributable to non-controlling interests		194	156
Comprehensive income attributable to controlling interests		3,390	3,299

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 20 and 21)

Periods ended March 31, 2012 and 2011

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income			Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale	Cumulative translation adjustments abroad	Gains and losses – Cash flow hedge	stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2011	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Transactions with owners	-	120	49	(1,308)	389	(774)	-	-	-	(1,524)	(342)	(1,866)
Treasury shares - Granting of stock options – exercised options	-	120	15	-	-	-	-	-	-	135	-	135
Stock option plan – expenses recognized for the period	-	-	34	-	-	-	-	-	-	34	-	34
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(249)	(249)
Dividends and interest on capital paid in 2011 - Year 2010	-	-	-	(1,308)	-	-	-	-	-	(1,308)	-	(1,308)
Dividends and interest on capital (Note 20b)	-	-	-	-	-	(774)	-	-	-	(774)	(7)	(781)
Other	-	-	-	-	389	-	-	-	-	389	(86)	303
Total comprehensive income	-	-	-	-	-	3,472	(240)	54	13	3,299	156	3,455
Net income	-	-	-	-	-	3,472	-	-	-	3,472	156	3,628
Other comprehensive income for the period	-	-	-	-	-	-	(240)	54	13	(173)	-	(173)
Appropriations:
Legal reserve	-	-	-	144	-	(144)	-	-	-	-	-	-
Statutory reserve	-	-	-	1,957	597	(2,554)	-	-	-	-	-	-
Balance at 03/31/2011	45,000	(508)	539	17,697	4,601	-	535	(220)	6	67,650	1,491	69,141
Change in the period	-	120	49	793	986	-	(240)	54	13	1,775	(186)	1,589
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	118	(452)	73,941	1,395	75,336
Transactions with owners	-	188	22	(1,847)	14	(742)	-	-	-	(2,365)	(401)	(2,766)
Granting of stock options – exercised options	-	188	(21)	-	-	-	-	-	-	167	-	167
Granted options recognized	-	-	43	-	-	-	-	-	-	43	-	43
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Dividends and interest on capital (Note 20b)	-	-	-	-	-	(742)	-	-	-	(742)	(1)	(743)
Payment of interest on capital declared after 12/31/2011	-	-	-	(1,847)	-	-	-	-	-	(1,847)	-	(1,847)
Other	-	-	-	-	14	-	-	-	-	14	(398)	(384)
Total comprehensive income	-	-	-	-	-	3,285	245	(27)	(113)	3,390	194	3,584
Net income	-	-	-	-	-	3,285	-	-	-	3,285	194	3,479
Other comprehensive income for the period	-	-	-	-	-	-	245	(27)	(113)	105	-	105
Appropriations:
Legal reserve	-	-	-	138	-	(138)	-	-	-	-	-	-
Statutory reserve	-	-	-	1,886	519	(2,405)	-	-	-	-	-	-
Balance at 03/31/2012	45,000	(1,475)	760	24,456	6,094	-	605	91	(565)	74,966	1,188	76,154
Change in the period	-	188	22	177	533	-	245	(27)	(113)	1,025	(207)	818

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

Periods ended March 31, 2012 and 2011

(In millions of Reais)

	NOTE	2012	2011
Net income		3,479	3,628
Adjustments to net income:		9,841	6,766
Granted options recognized	21d	43	34
Effects of changes in exchange rates on cash and cash equivalents		579	17
Expenses for allowance for loan losses	11b	6,063	4,110
Interest and foreign exchange expense from operations with subordinated debt		882	757
Interest expense from operations with debentures		26	33
Change in reserves for insurance and private pension		3,622	2,728
Revenue from capitalization plans		(123)	(116)
Depreciation and amortization	14 and 15	513	523
Deferred taxes		(855)	(329)
Share of comprehensive income of unconsolidated companies		40	(65)
(Gain) loss from available-for-sale securities	9	(217)	(184)
Interest and foreign exchange income from available-for-sale securities		(665)	(607)
Interest and foreign exchange income from held-to-maturity securities		(70)	(112)
(Gain) loss from sale of assets held for sale	24 and 25	(2)	2
(Gain) loss from sale of investments	24 and 25	4	1
(Gain) loss from sale of fixed assets	24 and 25	5	12
Other		(4)	(38)
CHANGE IN ASSETS AND LIABILITIES (*)		31,592	(22,045)
(Increase) decrease in interbank deposits		(1,731)	359
(Increase) decrease in securities purchased under agreements to resell		10,324	(29,683)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		22,432	(5,070)
(Increase) decrease in financial assets held for trading		1,817	6,518
(Increase) decrease in derivatives (assets/liabilities)		713	(467)
(Increase) decrease in financial assets designated at fair value		(3)	159
(Increase) decrease in loan operations		(7,659)	(13,671)
(Increase) decrease in other financial assets		1,850	4,548
(Increase) decrease in other tax assets		1,540	2,349
(Increase) decrease in other assets		(257)	578
(Decrease) increase in deposits		(11,334)	1,544
(Decrease) increase in deposits received under securities repurchase agreements		14,387	7,111
(Decrease) increase in financial liabilities held for trading		(2,079)	(1,018)
(Decrease) increase in funds from interbank markets		(693)	6,045
(Decrease) increase in other financial liabilities		(1,246)	(6,595)
(Decrease) increase in technical reserve for insurance and private pension		448	166
(Decrease) increase in liabilities for capitalization plans		141	208
(Decrease) increase in provisions		811	84
(Decrease) increase in tax liabilities		1,356	(112)
(Decrease) increase in other liabilities		4,240	6,577
Payment of income tax and social contribution		(3,465)	(1,675)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		44,912	(11,651)
Interest on capital/dividends received from investments in unconsolidated companies		22	19
Cash received from sale of available-for-sale securities		7,548	4,711
Cash received from redemption of held-to-maturity securities		165	289
Cash upon sale of assets held for sale		18	28
Cash upon sale of fixed assets	14	188	7
Cash received from termination of contracts of intangible assets	15	-	4
Purchase of available-for-sale securities		(13,928)	(3,304)
Purchase of held-to-maturity securities		-	(123)
Purchase of fixed assets	14	(413)	(380)
Purchase of intangible assets	15	(332)	(218)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		(6,732)	1,033
Funding from institutional markets		5,544	4,012
Redemptions in institutional markets		(4,328)	(2,713)
Acquisition/Increase of interest of controlling stockholders		(2)	(249)
Granting of stock options – exercised options		167	135
Dividends and interest on capital paid to non-controlling interests		(1)	(7)
Dividends and interest on capital paid		(3,343)	(2,877)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(1,963)	(1,699)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 3	36,217	(12,317)

Cash and cash equivalents at the beginning of the period	3	38,105	45,609
Effects of changes in exchange rates on cash and cash equivalents		(579)	(17)
Cash and cash equivalents at the end of the period	3	73,743	33,275
Additional information on cash flow
Interest received		22,942	22,986
Interest paid		8,228	10,019
Non-cash transactions
Loans transferred to assets held for sale		1	2
Dividends and interest on capital declared and not yet paid		725	791

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At March 31, 2012 and 2011 and December 31, 2011

(In millions of Reais, except information per share)

NOTE 01 – OVERVIEW

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) and its subsidiaries and affiliates is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers through its international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and Europe (Portugal and Luxembourg).

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 33, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank, which offers a wide range of banking services for retail individuals (retail banking, under several areas specialized in distribution and under several brands, such as Itaú, Uniclass, and Personnalité, or high net worth clients (Private Bank) and for companies (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities; (3) Consumer Credit, which offers financial products and services to an universe beyond account holders, such as vehicle financing, credit card transactions and consumer financing, and (4) Activities with the Market + Corporation, which manages interest income associated with capital surplus, subordinated debt surplus, and the results of certain treasury activities, carry forwards of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets, from the management of currency interest rate gaps, fair value adjustments and other risks, from arbitrage opportunities in the foreign and domestic markets, and from the effect of marking-to-market of financial assets and liabilities.

These consolidated financial statements were approved by the Executive Board on May 03, 2012.

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

These interim finanical statements were prepared in accordance with IAS 34 - Interim Financial Reporting using the option to present complete consolidated financial statements instead of condensed consolidated financial statements.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full conformity with the pronouncements issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments.

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables, and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

2.2. NEW PRONOUNCEMENTS; CHANGES TO AND INTERPRETATIONS OF EXISTING PRONOUNCEMENTS

a)	Accounting pronouncements for applicable year ended March 31, 2012

•	Changes to IFRS 7 – “Financial Instruments: Disclosures” – in October 2010, an amendment to this pronouncement was issued requiring additional disclosure on transfers of financial assets with remaining risks. The effects of these disclosure requirements are presented in Note 11.

•	Amendment to IAS 12 – “Income taxes” - in December 2010 an amendment to this pronouncement was issued, which included an exception for the measurement of deferred tax assets and liabilities regarding investments in property measured at fair value. This amendment did not impact the consolidated financial statements.

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial Instruments: Presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change is applicable for years beginning January 1, 2014. Currently, it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 7 – “Financial Instruments: Disclosures” - in December 2011, a new change to this pronouncement was issued requiring additional disclosures on the offsetting process. These requirements are applicable for the years beginning after January 1, 2013. Currently, it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 9 – “Financial Instruments” – the pronouncement is the first step in the process of replacing IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to significantly affect the accounting for financial instruments of ITAÚ UNIBANCO HOLDING. It is not applicable before January 1, 2015, although early adoption is permitted.

•	IAS 19 – “Employee Benefits” – it will not be possible to use the “corridor” method any longer, and all changes should be recorded in other cumulative comprehensive income. It is applicable for years beginning after January 1, 2013. Currently, it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 10 – “Consolidated Financial Statements” – the pronouncement changes the current principle, identifying the concept of control as a determining fact of when an entity should be consolidated. IFRS 10 provides additional guidance to assist in the determination of which entity controls another in certain cases where this judgment is complex. It is not effective until January 1, 2013. Currently, it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 11 – “Joint Arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint Arrangements” into two types: “Joint Operations” and “Joint Ventures”, in accordance with the rights and obligations of the parties. For investments in “Joint Ventures”, proportionate consolidation is no longer permitted. It is not effective until January 1, 2013. Currently, it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 12 – “Disclosures of Interests in Other Entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as “Joint Arrangements”, associates, and specific purpose entities. It is not effective until January 1, 2013. Currently, it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 13 – “Fair Value Measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. It is not effective until January 1, 2013. Currently, it is being analyzed if there will be any possible impact arising from the adoption of this standard.

2.3 ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for Loan Losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

The allowance amounted to R$ 24,085 (R$ 23,873 at December 31, 2011.)

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the Allowance for Loan Losses would be increased or decreased by approximately R$ 3,242 (R$ 3,224 at December 31, 2011.)

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b)	Deferred Income Tax and Social Contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 26. The carrying amount of deferred tax assets was of R$ 28,737 (R$ 28,810 as of March 31, 2011).

c)	Fair Value of Financial Instruments, Including Derivatives

Financial instruments recorded at fair value are assets amounting to R$ 184,100 (R$ 178,339 at December 31, 2011) of which R$ 8,842 are derivatives (R$ 8,754 at December 31, 2011) and liabilities in the amount of R$ 8,283 (R$ 9,562 at December 31, 2011) of which R$ 7,547 are derivatives (R$ 6,747 at December 31, 2011). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 30.

ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 30.

d)	Defined Benefit Pension Plan

At March 31, 2012, an amount of R$ 147 (R$ 97 at December 31, 2011) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 578.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 28.

e)	Contingent Liabilities and Provisions

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite of uncertainty surrounding the ultimate timing and amounts, as detailed in Note 31.

The carrying amount of these contingencies was R$ 16,573 (R$ 15,990 at December 31, 2011).

f)	Technical Provisions for Insurance and Pension Plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans.)

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

2.4 SUMMARY OF MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which ITAÚ UNIBANCO HOLDING has the power to govern the financial and operating policies so as to obtain benefits from its activities, and normally corresponding to ownership of more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, ITAÚ UNIBANCO HOLDING consolidates special purpose entities, when the substance of the relationship between ITAÚ UNIBANCO HOLDING and the SPEs indicates that the SPEs are controlled by ITAÚ UNIBANCO HOLDING. The following circumstances may show evidence of control:

•	In substance, the activities of the SPEs are being conducted on behalf of ITAÚ UNIBANCO HOLDING, according to its specific business needs so that ITAÚ UNIBANCO HOLDING obtains benefits from their operations;

•	In substance, ITAÚ UNIBANCO HOLDING has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or ITAÚ UNIBANCO HOLDING has the ability to delegate such powers;

•	In substance, ITAÚ UNIBANCO HOLDING has the right to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities;

•	In substance, ITAÚ UNIBANCO HOLDING retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures”, defines joint ventures as entities jointly controlled by two or more unrelated entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint-control over entities or over operations or over assets, so that the strategic financial and operating decisions that affect them require the unanimous decision of the venturers.

Also in accordance with IAS 31, the accounting treatment for investments in joint ventures can be either proportionate consolidation or the equity method. ITAÚ UNIBANCO HOLDING has elected to use proportionate consolidation.

The following table shows the main consolidated subsidiaries and proportionally consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at March 31, 2012, and December 31, 2011:

				Interest in voting capital at		Interest in total capital at
		Incorporation Country	Activity	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	(1)	Portugal	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.		Brazil	Holding company	66.15%	66.15%	66.15%	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.		Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization company	91.92%	100.00%	99.96%	100.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	100.00%	100.00%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú USA, INC.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	Technology services	100.00%	99.99%	100.00%	99.99%
Redecard S.A.	(2)	Brazil	Acquirer	50.00%	50.00%	50.00%	50.00%
Unibanco Cayman Bank Ltd.		Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A. (Note 16e)		Brazil	Holding company	100.00%	100.00%	100.00%	51.00%

Joint Ventures
Banco Investcred Unibanco S.A.		Brazil	Financial Institution	50.00%	50.00%	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance company	50.00%	50.00%	50.00%	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance company	50.00%	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance company	50.00%	50.00%	50.00%	50.00%

(1) New company name of Banco Itaú Europa, S.A.;

(2) Fully consolidated company whose share capital is 50% plus 17 shares.

Other information

The table below shows the amounts included in the consolidated balance sheets and statements of income of the jointly-controlled entities (Joint Ventures), proportionally consolidated by ITAÚ UNIBANCO HOLDING:

	03/31/2012	12/31/2011
Current assets	3,578	3,869
Non-current assets	441	393
Total assets	4,019	4,262
Current liabilities	3,311	3,537
Non-current liabilities	51	31
Total liabilities	3,362	3,568
Total income	417	1,647
Total expense	(437)	(1,600)

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by those jointly controlled entities. For the companies FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento, and FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 32).

IV - Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, IF any, over the fair value of identifiable net assets acquired, is accounted for as goodwill. The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

b)	FOREIGN CURRENCY TRANSLATION

I-	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, ITAÚ UNIBANCO HOLDING defined the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing is made or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from translation are recorded in other comprehensive income.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as an integral part of foreign exchange operations and foreign exchange gains/losses and amount to R$ (675) for the period for the period January 1, to March 31, 2012 (R$ (522) for the period January 1 to March 31, 2011).

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (that includes in the heading cash and deposits on demand of the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 03.

d)	CENTRAL BANK COMPULSORY DEPOSITS

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	INTERBANK DEPOSITS

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SOLD UNDER REPURCHASE AGREEMENTS

ITAÚ UNIBANCO HOLDING has purchase transactions with resale agreement (resale agreements), and sold transactions with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under “Securities purchased under agreements to resell” and “Securities sold under repurchase agreements,” respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or repledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets labeled as “Pledged as collateral.”

g)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity financial assets.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classified financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking. Derivatives are also classified as held for trading except for those designated and effective as hedging instruments. ITAÚ UNIBANCO HOLDING discloses derivatives in a separate line in the consolidated balance sheet (see item III below).

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities.” Interest income and expenses are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivative that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is daily evaluated based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from Financial assets and liabilities – Financial assets and liabilities held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated and qualify as hedging instrument under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.
•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.
•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, and hedge of net investments, as detailed in Note 08.

Cash flow hedge

For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Gains and losses – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income and is recognized in income when the hedge item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in other comprehensive income. Interest, including the amortization of premiums and discounts, are recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from Financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflow of economic benefits is probable.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into held-to-maturity category are non-derivative financial assets that ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and Similar Income.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on nonaccrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on nonaccrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

The Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small/Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, ITAÚ UNIBANCO HOLDING has two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII- Allowance for loan losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios);
•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. The periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months. Management determined the period between the loss events and their identification for receivables individually tested for impairment is also twelve months.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, it is used methodologies that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is a collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and experts in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually non-significant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each of the portfolio segments: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio segments responsible for defining the methodology to measure the allowance for loan losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four segments.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential and expected timing for recovery on defaulted credits (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan losses. When a change in the model is made, the model is validated through back-testing and statistics methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio segments (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio segments. Management believes that the fact that different areas focus on each of the four portfolio segments results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio segment in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s financial statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small/Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America - considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan losses.

When a loan is uncollectible, it is written-off in the balance sheet under Allowance for loan losses. Loans are written off 360 days after such loans being past due or 540 days of being past due in the case of loans with original maturities over 36 months.

Renegotiated loans are not considered to be in default. In subsequent periods, the asset is considered and disclosed as non-performing loan when the renegotiated terms are not met.

IX- Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 19a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits. (See Note 16).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets.
•	Funds from institutional markets.
•	Liabilities for capitalization plans.
•	Other financial liabilities (See Note 19b).

h)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (the term ITAÚ UNIBANCO HOLDING uses for associates under IAS 28) are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for on the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ITAÚ UNIBANCO HOLDING share in profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its unconsolidated companies is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the unconsolidated company.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its unconsolidated companies are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on unconsolidated companies are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the unconsolidated company decreases, but ITAÚ UNIBANCO HOLDING retains significant influence, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in unconsolidated companies are recognized in the consolidated statement of income.

I)	LEASE COMMITMENTS (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	FIXED ASSETS

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 14.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING we did not have to recognize any impairment loss on fixed assets at March 31, 2012 and March 31, 2011.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	GOODWILL

In accordance with IFRS 3 (R) – “Business Combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At March 31, 2012 and December 31, 2011, ITAÚ UNIBANCO HOLDING did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies is reported as part of investment in the consolidated balance sheet under Investments in unconsolidated companies, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	INTANGIBLE ASSETS

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measurable, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

The ITAÚ UNIBANCO HOLDING we did not have to recognize any impairment loss on fixed assets in the period ended March 31, 2012 and March 31, 2011.

m)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at their fair value.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n) INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and Social contribution credits and Tax liabilities – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

31/03/2012
Income tax	15%
Additional income tax	10%
Social contribution	15%

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

o)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 29 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized in income over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition Costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivates. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 29.

p)	CAPITALIZATION PLANS

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	EMPLOYEE BENEFITS

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of General and administrative expenses, when incurred. Those contributions totaled R$ 360 from January 1 to March 31, 2012 (R$ 348 from January 1 to March 31, 2011).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under General and administrative expenses – retirement plans and post-employment benefits.

The following amounts are recognized in the consolidated income of statement:

•	the expected return on plan assets, and gains or losses corresponding to the difference between expected and effective returns;
•	actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred and include the effects of changes in actuarial assumptions;
•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	past service cost – representing the change in the present value of defined benefit obligations caused by employee services in prior periods and that affect the current period.
•	interest cost – defined as the increase during the year in the present value of obligations which arises from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit and therefore eliminates significant risks related to the obligation and to the related assets.

A gain or loss in the curtailment of the plan is the sum of two elements: (a) The recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided, and (b) change in the projected benefit obligation. If the curtailment causes the reduction of the defined benefit obligation, the result will be a curtailment gain. If the curtailment causes the increase of the defined benefit obligation, the result will be a curtailment loss.

Upon a settlement, a gain or loss will be recognized.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING are recognized as an expense when due.

Other Post-Employment Benefit Obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods. Such benefits are also accounted for in accordance with the IAS 19, in a manner similar to defined benefit plans.

r)	STOCK-BASED COMPENSATION

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period.) The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking Service Fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
•	possible: in which case they are disclosed in the financial statements but no provision is recorded;
•	remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 31.

The amount of court escrow deposits is updated in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	CAPITAL

Common and preferred shares, which are considered common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

v)	TREASURY SHARES

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plan, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

x)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these consolidated financial statements prepared under IFRS.

y)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0,022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – Earnings per share.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

z)	REVENUE FROM SERVICES

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Revenue from certain services such as fees from funds management, performance, collection for retail clients, custody, and those related to credit cards is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 23.

aa)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Board of Directors is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank, (ii) Itaú BBA, (iii) Consumer Credit, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 33.

NOTE 03 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, Cash and Cash Equivalents in this note comprises the following items:

	03/31/2012	12/31/2011
Cash and deposits on demand	10,551	10,668
Interbank deposits	13,780	18,921
Securities purchased under agreements to resell	49,412	8,516
Total	73,743	38,105

Amounts related to interbank deposits and securities purchased under agreements to resell non-cash equivalent are R$ 10,519 (R$ 8,900 at December 31, 2011) and R$ 73,407 (R$ 83,732 at December 31, 2011), respectively.

NOTE 04 -  CENTRAL BANK COMPULSORY DEPOSITS

	03/31/2012	12/31/2011
Non-interest bearing deposits	5,353	5,730
Interest-bearing deposits	70,265	92,323
Total	75,618	98,053

NOTE 05 - INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	03/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	21,560	2,739	24,299	25,384	2,437	27,821
Securities purchased under agreements to resell (*)	122,819	-	122,819	92,248	-	92,248
Total	144,379	2,739	147,118	117,632	2,437	120,069

(*) The amounts of R$ 7,836 (R$ 7,046 at December 31, 2011) are pledged in guarantee of operations on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros and BACEN, and of R$ 57,376 (R$ 49,701 at December 31, 2011) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

NOTE 06 – FINANCIAL ASSETS HELD FOR TRADING AND DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	03/31/2012				12/31/2011
	Cost/ Amortized	Unrealized results			Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	1,332	49	-	1,381	1,326	35	(22)	1,339
Brazilian government securities (1a)	89,274	199	(5)	89,468	93,914	184	(184)	93,914
Brazilian external debt bonds	810	34	-	844	868	42	-	910
Government securities – abroad (1b)	1,212	20	(10)	1,222	787	28	(13)	802
Argentina	173	6	(9)	170	226	12	(13)	225
United States	579	11	-	590	280	12	-	292
Mexico	356	3	-	359	201	4	-	205
Chile	71	-	(1)	70	50	-	-	50
Uruguai	25	-	-	25	27	-	-	27
Outros	8	-	-	8	3	-	-	3
Corporate securities (1c)	27,104	120	(75)	27,149	24,965	84	(125)	24,924
Shares	2,510	88	(69)	2,529	2,325	69	(97)	2,297
Securitized real estate loans	22	1	-	23	23	1	-	24
Bank deposit certificates	6,431	-	-	6,431	7,820	-	-	7,820
Debentures	3,485	2	-	3,487	3,525	2	(1)	3,526
Eurobonds and other	1,544	29	(6)	1,567	1,446	12	(27)	1,431
Financial credit bills	12,135	-	-	12,135	8,973	-	-	8,973
Other	977	-	-	977	853	-	-	853
TOTAL	119,732	422	(90)	120,064	121,860	373	(344)	121,889

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 16,924 (R$ 12,010 at December 31, 2011), b) R$ 376 (R$ 84 at December 31, 2011) and c) R$ 198 (R$ 48 at December 31, 2011), totaling R$ 17,498 (R$ 12,142 at December 31, 2011).

Realized gains and losses

	01/01 to 03/31/2012	01/01 to 03/31/2011
Financial assets held for trading
Gains	1,127	332
Losses	(458)	(421)
Total	669	(89)

The cost/amortized cost and fair value of financial assets held for trading by maturity are as follows:

	03/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	40,366	40,452	37,701	37,706
Non-stated maturity	3,843	3,910	3,650	3,635
Up to one year	36,523	36,542	34,051	34,071
Non-current	79,366	79,612	84,159	84,183
From one to five years	66,055	66,201	72,064	72,088
From five to ten years	8,074	8,122	8,570	8,550
After ten years	5,237	5,289	3,525	3,545
TOTAL	119,732	120,064	121,860	121,889

Financial assets held for trading include assets with a fair value of R$ R$ 61,638 (R$ 57,734 at December 31, 2011) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	03/31/2012
	Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	185	4	-	189

	12/31/2011
	Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	182	4	-	186

Realized gains and losses

	01/01 to 03/31/2012	01/01 to 03/31/2011
Designated at fair value through profit or loss
Gain	5	6
Total	5	6

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	03/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Non-current	185	189	182	186
After ten years	185	189	182	186

NOTE 07 – DERIVATIVES

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be a notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 5,355 (R$ 8.225 at 12/31/2011) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
	03/31/2012	03/31/2012	03/31/2012	03/31/2012
Futures contracts	339,061	42	(67)	(25)
Purchase commitments	104,415	65	3	68
Foreign currency	7,055	9	2	11
Interbank market	84,806	9	-	9
Indices	12,179	45	1	46
Securities	246	-	-	-
Commodities	129	2	-	2
Commitments to sell	234,646	(23)	(70)	(93)
Foreign currency	8,415	(1)	(64)	(65)
Interbank market	134,677	(3)	-	(3)
Indices	81,886	(18)	4	(14)
Securities	8,881	-	-	-
Commodities	787	(1)	(10)	(11)
Swap contracts		53	(317)	(264)
Asset position	95,288	1,753	909	2,662
Foreign currency	9,521	330	89	419
Interbank market	37,857	491	8	499
Fixed rate	20,941	234	238	472
Floating rate	3,506	1	6	7
Indices	23,137	688	555	1,243
Commodities	3	-	-	-
Other	323	9	13	22
Liability position	95,235	(1,700)	(1,226)	(2,926)
Foreign currency	11,489	(441)	(74)	(515)
Interbank market	24,029	(86)	42	(44)
Fixed rate	23,323	(222)	(424)	(646)
Floating rate	5,476	(41)	(4)	(45)
Indices	30,325	(810)	(793)	(1,603)
Securities	112	(90)	30	(60)
Commodities	99	(5)	-	(5)
Other	382	(5)	(3)	(8)
Option contracts	800,917	95	(289)	(194)
Purchase commitments – long position	198,123	971	(294)	677
Foreign currency	16,772	638	(244)	394
Interbank market	31,285	49	(37)	12
Floating rate	311	1	(1)	-
Indices	147,604	192	(73)	119
Securities	1,527	75	55	130
Commodities	514	15	2	17
Other	110	1	4	5
Commitments to sell – long position	223,472	620	76	696
Foreign currency	10,178	152	(19)	133
Interbank market	37,675	56	24	80
Floating rate	180	1	-	1
Indices	169,964	232	9	241
Securities	2,684	127	63	190
Commodities	2,529	41	(12)	29
Other	262	11	11	22
Purchase commitments – short position	142,803	(802)	53	(749)
Foreign currency	9,064	(337)	(48)	(385)
Interbank market	17,135	(32)	26	(6)
Indices	114,270	(360)	127	(233)
Securities	1,445	(52)	(60)	(112)
Commodities	793	(21)	12	(9)
Other	96	-	(4)	(4)
Commitments to sell – short position	236,519	(694)	(124)	(818)
Foreign currency	12,280	(251)	122	(129)
Interbank market	45,017	(114)	(152)	(266)
Indices	177,324	(204)	(28)	(232)
Securities	1,413	(103)	(58)	(161)
Commodities	210	(11)	3	(8)
Other	275	(11)	(11)	(22)

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Futures contracts	268,806	75	(49)	26
Purchase commitments	251,094	75	19	94
Foreign currency	59,087	(1)	12	11
Interbank market	144,154	1	-	1
Indices	41,365	75	7	82
Securities	6,338	-	-	-
Commodities	122	-	-	-
Other	28	-	-	-
Commitments to sell	17,712	-	(68)	(68)
Foreign currency	15,796	-	(63)	(63)
Interbank market	52	-	-	-
Indices	1,106	-	-	-
Securities	230	-	(3)	(3)
Commodities	513	-	(2)	(2)
Other	15	-	-	-
Swap contracts		72	(120)	(48)
Asset position	94,806	2,155	595	2,750
Foreign currency	9,883	605	7	612
Interbank market	39,936	545	50	595
Fixed rate	16,808	227	241	468
Floating rate	3,809	3	-	3
Indices	23,995	739	312	1,051
Securities	28	23	(26)	(3)
Commodities	3	-	-	-
Other	344	13	11	24
Liability position	94,734	(2,083)	(715)	(2,798)
Foreign currency	11,171	(608)	22	(586)
Interbank market	24,958	(100)	10	(90)
Fixed rate	21,733	(325)	(301)	(626)
Floating rate	6,144	(133)	2	(131)
Indices	29,225	(816)	(477)	(1,293)
Securities	112	(85)	34	(51)
Commodities	108	(1)	(4)	(5)
Other	1,283	(15)	(1)	(16)
Option contracts	1,108,517	576	(739)	(163)
Purchase commitments – long position	237,863	1,122	(373)	749
Foreign currency	17,481	887	(289)	598
Interbank market	36,911	65	(36)	29
Floating rate	278	1	(1)	-
Indices	181,517	124	(58)	66
Securities	1,162	31	11	42
Commodities	501	14	-	14
Other	13	-	-	-
Commitments to sell – long position	354,697	1,457	237	1,694
Foreign currency	7,635	149	(41)	108
Interbank market	27,212	293	(49)	244
Fixed rate	2	-	1	1
Floating rate	218	1	-	1
Indices	315,903	915	(2)	913
Securities	2,821	82	317	399
Commodities	768	14	-	14
Other	138	3	11	14
Purchase commitments – short position	174,398	(778)	47	(731)
Foreign currency	10,325	(454)	(97)	(551)
Interbank market	23,954	(47)	11	(36)
Indices	139,248	(258)	144	(114)
Securities	795	(15)	(13)	(28)
Commodities	65	(4)	2	(2)
Other	11	-	-	-
Commitments to sell – short position	341,559	(1,225)	(650)	(1,875)
Foreign currency	10,757	(309)	113	(196)
Interbank market	35,433	(178)	(239)	(417)
Fixed rate	2	-	(1)	(1)
Indices	293,394	(647)	(197)	(844)
Securities	1,636	(79)	(316)	(395)
Commodities	197	(9)	1	(8)
Other	140	(3)	(11)	(14)

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair Value
	03/31/2012	03/31/2012	03/31/2012	03/31/2012
Forward contracts	18,081	841	9	850
Purchases receivable	7,490	1,629	6	1,635
Foreign currency	5,562	259	6	265
Interbank market	523	-	-	-
Fixed rate	959	959	-	959
Floating rate	408	408	-	408
Securities	2	2	-	2
Commodities	28	1	-	1
Other	8	-	-	-
Purchases payable	2,688	(1,474)	5	(1,469)
Foreign currency	2,574	(90)	5	(85)
Fixed rate	-	(959)	-	(959)
Floating rate	-	(409)	-	(409)
Securities	-	(2)	-	(2)
Commodities	114	(14)	-	(14)
Sales receivable	2,907	1,713	(4)	1,709
Foreign currency	1,248	34	(2)	32
Interbank market	2	2	-	2
Fixed rate	497	538	(1)	537
Floating rate	424	424	(1)	423
Indices	5	5	-	5
Securities	717	708	-	708
Commodities	7	2	-	2
Other	7	-	-	-
Sales deliverable	4,996	(1,027)	2	(1,025)
Foreign currency	4,942	(192)	-	(192)
Fixed rate	-	(396)	-	(396)
Floating rate	-	(424)	1	(423)
Commodities	54	(15)	1	(14)
Credit derivatives	7,177	496	178	674
Asset position	3,120	690	87	777
Foreign currency	114	-	1	1
Fixed rate	2,118	690	53	743
Floating rate	217	-	27	27
Securities	664	-	6	6
Other	7	-	-	-
Liability position	4,057	(194)	91	(103)
Foreign currency	113	-	(1)	(1)
Fixed rate	3,282	(106)	10	(96)
Floating rate	-	(88)	88	-
Securities	655	-	(6)	(6)
Other	7	-	-	-
Forwards operations (offshore)	34,763	(32)	41	9
Asset position	17,964	321	33	354
Foreign currency	17,328	314	33	347
Interbank market	18	-	-	-
Floating rate	365	6	-	6
Indices	12	1	-	1
Other	241	-	-	-
Liability position	16,799	(353)	8	(345)
Foreign currency	16,719	(352)	8	(344)
Interbank market	13	-	-	-
Floating rate	67	(1)	-	(1)
Swap with target flow	134	-	(2)	(2)
Asset position – Interbank market	67	-	-	-
Liability position - Interbank market	67	-	(2)	(2)
Target flow of swap – Asset position - Foreign currency	67	-	3	3
Other derivative financial instruments	3,985	175	69	244
Asset position	3,491	249	80	329
Foreign currency	641	76	121	197
Securities	2,850	173	(41)	132
Liability position	494	(74)	(11)	(85)
Foreign currency	356	(74)	(11)	(85)
Securities	138	-	-	-
	ASSETS	7,946	896	8,842
	LIABILITIES	(6,276)	(1,271)	(7,547)
	TOTAL	1,670	(375)	1,295

Derivative contracts mature as follows (in days):

Off-Balance Sheet – Notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2012
Futures	51,663	123,818	77,974	85,606	339,061
Swaps	3,756	28,601	14,212	46,966	93,535
Options	92,434	292,210	397,274	18,999	800,917
Forwards (onshore)	4,989	7,405	2,663	3,024	18,081
Credit derivatives	235	2,045	946	3,951	7,177
Forwards (offshore)	7,808	16,300	7,470	3,185	34,763
Swaps with target flow	-	-	-	67	67
Target flow of swap	-	-	-	67	67
Other	70	458	768	2,689	3,985

	Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair Value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Forwards operations (onshore)	17,248	1,092	(31)	1,061
Purchases receivable	8,702	921	(62)	859
Foreign currency	7,883	623	(62)	561
Interbank market	520	-	-	-
Fixed rate	-	35	-	35
Floating rate	262	262	-	262
Commodities	37	1	-	1
Purchases payable	1,351	(324)	(9)	(333)
Foreign currency	1,218	(43)	(8)	(51)
Floating rate	-	(262)	-	(262)
Commodities	131	(19)	(1)	(20)
Other	2	-	-	-
Sales receivable	2,230	1,013	7	1,020
Foreign currency	1,181	24	9	33
Interbank market	48	1	-	1
Fixed rate	148	148	(1)	147
Floating rate	110	110	-	110
Securities	731	726	(1)	725
Commodities	12	4	-	4
Sales deliverable	4,965	(518)	33	(485)
Foreign currency	4,905	(342)	32	(310)
Fixed rate	-	(54)	-	(54)
Floating rate	-	(110)	-	(110)
Commodities	60	(12)	1	(11)
Credit derivatives	7,194	153	136	289
Asset position	3,659	242	157	399
Foreign currency	117	-	1	1
Fixed rate	1,820	226	134	360
Floating rate	-	5	11	16
Indices	-	11	(1)	10
Securities	1,721	-	12	12
Other	1	-	-	-
Liability position	3,535	(89)	(21)	(110)
Foreign currency	117	-	(1)	(1)
Fixed rate	2,900	(89)	(8)	(97)
Securities	517	-	(12)	(12)
Other	1	-	-	-
Forwards operations (offshore)	31,285	69	56	125
Asset position	16,257	421	30	451
Foreign currency	15,862	415	30	445
Interbank market	19	-	-	-
Floating rate	376	6	-	6
Liability position	15,028	(352)	26	(326)
Foreign currency	14,946	(348)	26	(322)
Interbank market	13	-	-	-
Floating rate	69	(1)	-	(1)
Indices	-	(1)	-	(1)
Securities	-	(2)	-	(2)
Swap with target flow	102	-	(2)	(2)
Asset position – Interbank market	51	-	-	-
Liability position - Interbank market	51	-	(2)	(2)
Target flow of swap – Asset position - Foreign currency	53	-	4	4
Other derivative financial instruments	4,894	695	20	715
Asset position	4,640	769	33	802
Foreign currency	608	55	31	86
Fixed rate	973	521	-	521
Securities	3,054	193	2	195
Other	5	-	-	-
Liability position	254	(74)	(13)	(87)
Foreign currency	118	(74)	(11)	(85)
Securities	75	-	-	-
Other	61	-	(2)	(2)
	ASSETS	8,175	579	8,754
	LIABILITIES	(5,443)	(1,304)	(6,747)
	TOTAL	2,732	(725)	2,007

Derivative contracts mature as follows (in days):

Off-Balance Sheet - Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2011
Futures	75,850	67,789	36,072	89,095	268,806
Swaps	9,939	16,691	19,679	46,342	92,651
Options	846,277	58,377	176,965	26,898	1,108,517
Forwards (onshore)	3,393	7,970	3,626	2,259	17,248
Credit derivatives	88	1,902	1,025	4,179	7,194
Forwards (offshore)	6,636	14,066	6,899	3,684	31,285
Swaps with target flow	-	-	-	51	51
Target flow of swap	-	-	-	53	53
Other	112	1,372	760	2,650	4,894

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	03/31/2012
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Option premiums	1,373	15.5	223	214	542	311	74	9
BM&F Bovespa	851	9.6	130	81	448	163	29	-
Financial institutions	286	3.2	63	82	65	51	20	5
Companies	236	2.7	30	51	29	97	25	4
Forwards (onshore)	3,344	37.8	1,020	721	169	77	136	1,221
BM&F Bovespa	717	8.1	137	574	6	-	-	-
Financial institutions	821	9.3	805	-	-	16	-	-
Companies	1,806	20.4	78	147	163	61	136	1,221
Swaps – Difference receivable	2,662	30.2	66	157	504	247	612	1,076
BM&F Bovespa	358	4.0	21	8	58	21	48	202
Financial institutions	315	3.6	2	65	46	66	58	78
Companies	1,984	22.5	42	83	400	160	503	796
Individuals	5	0.1	1	1	-	-	3	-
Credit derivatives	777	8.7	27	308	202	3	33	204
Financial institutions	561	6.3	27	308	202	2	1	21
Companies	216	2.4	-	-	-	1	32	183
Forwards (offshore)	354	4.1	64	100	54	66	31	39
Financial institutions	199	2.3	45	68	34	25	7	20
Companies	155	1.8	19	32	20	41	24	19
Swaps with target flow – Companies	3	0.0	-	-	-	-	1	2
Other	329	3.7	102	10	1	9	64	143
BM&F Bovespa	98	1.1	98	-	-	-	-	-
Financial institutions	193	2.2	-	9	-	4	64	116
Companies	38	0.4	4	1	1	5	-	27
Total (*)	8,842	100.0	1,502	1,510	1,472	713	951	2,694
% per maturity term			17.0%	17.1%	16.6%	8.1%	10.8%	30.5%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5,197 refers to current and R$ 3,645 to non-current.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2011
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Futures	26	0.4	1	51	5	(1)	(3)	(27)
BM&F Bovespa	31	0.4	1	57	5	(1)	(4)	(27)
Financial institutions	(4)	0.0	-	(2)	-	(2)	-	-
Companies	(1)	0.0	-	(4)	-	2	1	-
Option premiums	2,443	27.9	1,252	182	223	660	113	13
BM&F Bovespa	1,689	19.3	1,162	11	35	471	10	-
Financial institutions	286	3.3	45	67	59	87	27	1
Companies	468	5.3	45	104	129	102	76	12
Forwards (onshore)	1,879	21.3	644	384	156	209	146	340
BM&F Bovespa	727	8.3	461	219	47	-	-	-
Financial institutions	80	0.9	74	-	1	2	3	-
Companies	1,072	12.1	109	165	108	207	143	340
Swaps – Difference receivable	2,750	31.4	230	351	168	502	534	965
BM&F Bovespa	332	3.8	13	25	31	61	22	180
Financial institutions	259	3.0	29	63	13	28	49	77
Companies	2,155	24.6	187	262	122	413	463	708
Individuals	4	0.0	1	1	2	-	-	-
Credit derivatives	399	4.6	-	15	17	6	52	309
Financial institutions	95	1.1	-	15	17	2	2	59
Companies	304	3.5	-	-	-	4	50	250
Forwards (offshore)	451	5.2	96	101	73	67	44	70
Financial institutions	279	3.2	83	73	45	31	8	39
Companies	172	2.0	13	28	28	36	36	31
Swaps with target flow – Companies	4	0.0	-	-	-	-	-	4
Other	802	9.2	54	470	3	30	74	171
Financial institutions	778	8.9	54	467	1	11	74	171
Companies	24	0.3	-	3	2	19	-	-
Total (*)	8,754	100.0	2,277	1,554	645	1,473	960	1,845
% per maturity term			26.0%	17.8%	7.4%	16.8%	11.0%	21.1%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5,949 refers to current and R$ 2,805 to non-current.

	31/03/2012
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Futures	(25)	0.3	(1)	6	50	(48)	(11)	(21)
BM&F Bovespa	(16)	0.2	(2)	20	10	(13)	(9)	(22)
Financial institutions	(9)	0.1	1	(14)	40	(35)	(2)	1
Option premiums	(1,567)	20.7	(252)	(184)	(653)	(378)	(91)	(9)
BM&F Bovespa	(1,045)	13.8	(214)	(56)	(522)	(205)	(48)	-
Financial institutions	(391)	5.2	(37)	(101)	(101)	(127)	(21)	(4)
Companies	(131)	1.7	(1)	(27)	(30)	(46)	(22)	(5)
Forwards (onshore)	(2,494)	33.0	(896)	(102)	(93)	(68)	(114)	(1,221)
BM&F Bovespa	(2)	0.0	(2)	-	-	-	-	-
Financial institutions	(824)	10.9	(824)	-	-	-	-	-
Companies	(1,668)	22.1	(70)	(102)	(93)	(68)	(114)	(1,221)
Swaps – Difference payable	(2,926)	38.8	(58)	(133)	(541)	(247)	(608)	(1,339)
BM&F Bovespa	(644)	8.5	(16)	(9)	(127)	(22)	(187)	(283)
Financial institutions	(597)	7.9	(7)	(52)	(74)	(109)	(90)	(265)
Companies	(1,627)	21.6	(34)	(61)	(312)	(104)	(326)	(790)
Individuals	(58)	0.8	(1)	(11)	(28)	(12)	(5)	(1)
Credit derivatives	(103)	1.4	-	-	(9)	(3)	(3)	(88)
Financial institutions	(98)	1.3	-	-	(8)	(1)	(2)	(87)
Companies	(5)	0.1	-	-	(1)	(2)	(1)	(1)
Forwards (offshore)	(345)	4.6	(47)	(89)	(55)	(85)	(61)	(8)
Financial institutions	(288)	3.8	(33)	(77)	(43)	(70)	(58)	(7)
Companies	(57)	0.8	(14)	(12)	(12)	(15)	(3)	(1)
Swaps with target flow - Individuals	(2)	0.0	-	-	-	-	-	(2)
Other	(85)	1.2	-	(1)	-	(2)	(76)	(6)
Financial institutions	(81)	1.1	-	-	-	-	(75)	(6)
Companies	(4)	0.1	-	(1)	-	(2)	(1)	-
Total (*)	(7,547)	100.0	(1,254)	(503)	(1,301)	(831)	(964)	(2,694)
% per maturity term			16.6%	6.7%	17.2%	11.0%	12.8%	35.7%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (3,889) refers to current and R$ (3,658) to non-current.

	12/31/2011
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Option premiums	(2,606)	38.6	(1,205)	(289)	(235)	(712)	(153)	(12)
BM&F Bovespa	(1,768)	26.2	(1,114)	(87)	(20)	(484)	(63)	-
Financial institutions	(687)	10.2	(86)	(185)	(180)	(162)	(63)	(11)
Companies	(151)	2.2	(5)	(17)	(35)	(66)	(27)	(1)
Forwards (onshore)	(818)	12.1	(42)	(92)	(194)	(56)	(99)	(335)
Financial institutions	(67)	1.0	(6)	(31)	(30)	-	-	-
Companies	(751)	11.1	(36)	(61)	(164)	(56)	(99)	(335)
Swaps – Difference payable	(2,798)	41.5	(211)	(177)	(116)	(534)	(497)	(1,263)
BM&F Bovespa	(518)	7.7	(6)	(11)	(24)	(131)	(102)	(244)
Financial institutions	(682)	10.1	(134)	(75)	(13)	(41)	(110)	(309)
Companies	(1,557)	23.1	(70)	(89)	(73)	(342)	(274)	(709)
Individuals	(41)	0.6	(1)	(2)	(6)	(20)	(11)	(1)
Credit derivatives	(110)	1.7	-	(5)	(9)	(7)	(8)	(81)
Financial institutions	(106)	1.6	-	(5)	(9)	(5)	(7)	(80)
Companies	(4)	0.1	-	-	-	(2)	(1)	(1)
Forwards (offshore)	(326)	4.8	(68)	(67)	(61)	(49)	(47)	(34)
Financial institutions	(246)	3.6	(55)	(51)	(40)	(33)	(38)	(29)
Companies	(80)	1.2	(13)	(16)	(21)	(16)	(9)	(5)
Swaps with target flow – Companies	(2)	0.0	-	-	-	-	-	(2)
Other	(87)	1.3	-	-	-	(6)	(81)	-
Financial institutions	(80)	1.2	-	-	-	-	(80)	-
Companies	(7)	0.1	-	-	-	(6)	(1)	-
Total (*)	(6,747)	100.0	(1,526)	(630)	(615)	(1,364)	(885)	(1,727)
% per maturity term			22.6%	9.3%	9.1%	20.2%	13.1%	25.6%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (4,135) refers to current and R$ (2,612) to non-current.

Realized and unrealized gains and losses in the portfolio of derivatives

	01/01 to 03/31/2012	01/01 to 03/31/2011
Swap	13	294
Forwards	14	70
Futures	(127)	72
Options	394	240
Credit derivatives	57	35
Other	(192)	(521)
Total	159	190

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes. At March 31, 2012 and December 31, 2011, ITAÚ UNIBANCO HOLDING did not have open contracts for credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	03/31/2012
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	4,057	1,429	1,361	839	428	(94)
TRS	-	-	-	-	-	(9)
Total by instrument	4,057	1,429	1,361	839	428	(103)
By risk rating
Investment grade	4,057	1,429	1,361	839	428	(103)
Total by risk	4,057	1,429	1,361	839	428	(103)
By reference entity
Private entities	4,057	1,429	1,361	839	428	(103)
Total by entity	4,057	1,429	1,361	839	428	(103)

	12/31/2011
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	3,526	1,290	1,106	990	140	(101)
TRS	9	-	-	9	-	(9)
Total by instrument	3,535	1,290	1,106	999	140	(110)
By risk rating
Investment grade	3,535	1,290	1,106	999	140	(110)
Total by risk	3,535	1,290	1,106	999	140	(110)
By reference entity
Private entities	3,535	1,290	1,106	999	140	(110)
Total by entity	3,535	1,290	1,106	999	140	(110)

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	03/31/2012
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(4,057)	1,949	(2,108)
TRS	-	1,171	1,171
Total	(4,057)	3,120	(937)

	12/31/2011
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,526)	2,471	(1,055)
TRS	(9)	1,188	1,179
Total	(3,535)	3,659	124

NOTA 08 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

To hedge the variability of future cash flows of interest payments, ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Hedge relationships were designated in 2008 (subordinated CDB hedge), 2009 (hedge of redeemable preferred shares) and 2010 (hedge of deposits denominated in Brazilian reais and agreements to resell) and related derivatives will mature between 2012 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Subordinated CDB hedge: interest paid/received at the end of the operation.

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and the hedge instruments will mature on the sale of investment abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

The amounts in the following tables are presented in millions of Brazilian reais:

	03/31/2012			12/31/2011
Hedge instruments used in cash flow hedge	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)
Interest rate futures	(446)	Net Gain (Loss) from financial assets and liabilities	(1)	(282)	Net Gain (Loss) from financial assets and liabilities	1
Interest rate swap	(40)	Net Gain (Loss) from financial assets and liabilities	-	(30)	Net Gain (Loss) from financial assets and liabilities	-
Total	(486)		(1)	(312)		1

(*) At March 31, 2012, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 281 (R$ 167 at December 31, 2011).

	03/31/2012			12/31/2011
Hedge instrument used in Hedge of Net Investment in Foreign Operations	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)
DDI Futures (1)	(687)	Net Gain (Loss) from financial assets and liabilities	65	(890)	Net Gain (Loss) from financial assets and liabilities	42
Forwards	58	Net Gain (Loss) from financial assets and liabilities	18	130	Net Gain (Loss) from financial assets and liabilities	19
NDF (2)	193	Net Gain (Loss) from financial assets and liabilities	2	335	Net Gain (Loss) from financial assets and liabilities	2
Financial Assets	(3)	Net Gain (Loss) from financial assets and liabilities	-	(10)	Net Gain (Loss) from financial assets and liabilities	-
Total	(439)		85	(435)		63

(1) DDI Futures is a Futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

(2) NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item and maturities of the derivatives:

	03/31/2012			12/31/2011
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	56,462	1	41,152	19,113	(4)	19,083
Hedge of redeemable preferred shares	716	(40)	716	737	(37)	737
Hedge of subordinated CDB	87	-	121	87	-	118
Hedge of net investment in foreign operations (*)	6,757	19	4,054	6,886	31	4,131

(*) Hedge instruments include the overhedge rate of 40% regarding taxes.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of subordinated CDB	Hedge of net investment in foreign operations	Total
2012	38,904	-	-	6,757	45,661
2013	11,398	-	-	-	11,398
2014	5,392	-	87	-	5,479
2015	-	716	-	-	716
2016	-	-	-	-	-
2017	768	-	-	-	768
Total	56,462	716	87	6,757	64,022

NOTE 09 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	03/31/2012				12/31/2011
	Cost/	Unrealized results			Cost/	Unrealized results
	Amortized cost	Gain	Loss	Fair value	Amortized cost	Gain	Loss	Fair value
Investment funds	751	4	-	755	802	4	-	806
Brazilian government securities (1a)	12,451	248	(4)	12,695	12,296	183	(55)	12,424
Brazilian external debt bonds (1b)	8,524	336	(4)	8,856	5,667	240	(1)	5,906
Government securities – abroad (1c)	5,825	6	(23)	5,808	4,327	5	(15)	4,317
United States	241	-	-	241	-	-	-	-
Mexico	-	-	-	-	10	1	-	11
Denmark	1,790	-	-	1,790	1,949	-	-	1,949
Spain	-	-	-	-	418	-	-	418
Korea	1,640	-	-	1,640	295	-	-	295
Chile	1,592	4	(3)	1,593	992	4	(1)	995
Paraguay	349	-	(20)	329	358	-	(14)	344
Uruguay	162	2	-	164	268	-	-	268
Other	51	-	-	51	37	-	-	37
Corporate securities (1d)	25,952	1,177	(238)	26,891	23,174	1,699	(816)	24,057
Shares	3,367	714	(169)	3,912	3,458	698	(178)	3,978
Securitized real estate loans	8,182	253	(37)	8,398	7,806	707	(499)	8,014
Bank deposit certificates	300	-	-	300	274	-	-	274
Debentures	8,366	55	(24)	8,397	7,165	139	(68)	7,236
Eurobonds and others	4,119	155	(8)	4,266	3,554	152	(68)	3,638
Promissory notes	494	-	-	494	646	-	-	646
Financial bills	773	-	-	773	-	-	-	-
Other	351	-	-	351	271	3	(3)	271
TOTAL	53,503	1,771	(269)	55,005	46,266	2,131	(887)	47,510

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 6,663 (R$ 2,208 at December 31, 2011), b) R$ 6,669 (R$ 3,880 at December 31, 2011), c) R$ 5 (R$ 12 at December 31, 2011) and d) R$ 1,898 (R$ 2,355 at December 31, 2011), totaling R$ 15,235 (R$ 8,455 at December 31, 2011).

Realized gains and losses

	01/01 to 03/31/2012	01/01 to 03/31/2011
Available-for-sale financial assets
Gain	262	217
Loss	(45)	(33)
Total	217	184

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	03/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	19,326	20,027	13,239	13,904
Non-stated maturity	4,112	4,663	4,257	4,779
Up to one year	15,214	15,364	8,982	9,125
Non-current	34,177	34,978	33,027	33,606
From one to five years	17,389	17,720	16,875	17,042
From five to ten years	10,812	10,669	9,792	9,655
After ten years	5,976	6,589	6,360	6,909
Total	53,503	55,005	46,266	47,510

During the period ended March 31, 2012 and December 31, 2011, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on available-for-sale financial assets.

NOTE 10 - HELD-TO-MATURITY FINANCIAL ASSETS

The amortized cost of held-to-maturity financial assets is as follows:

	03/31/2011	12/31/2011
	Amortized cost	Amortized cost
Brazilian government securities	2,805	2,812
Brazilian external debt bonds (1a)	108	196
Corporate securities (1b)	97	97
Debentures	31	30
Eurobonds and others	64	65
Securitized real estate loans	2	2
Total	3,010	3,105

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 104 (R$ 189 at December 31, 2011) and b) R$ 39 (R$ 41 at December 31, 2011), totaling R$ 143 (R$ 230 at December 31, 2011).

The result from held-to-maturity financial assets was R$ 77 (R$ 117 from 01/01 to 03/31/2011).

The fair value of held-to-maturity financial assets is disclosed in Note 30.

The amortized cost of Held-to-Maturity Financial Assets by maturity is as follows:

	03/31/2012	12/31/2011
	Amortized cost	Amortized cost
Current	34	120
Up to one year	34	120
Non-current	2,976	2,985
From one to five years	232	242
From five to ten years	1,103	1,077
After ten years	1,641	1,666
Total	3,010	3,105

During the period ended March 31, 2012 and December 31, 2011, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

NOTE 11 - LOAN OPERATIONS AND LEASE OPERATIONS PORTFOLIO

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	03/31/2012	12/31/2011
Individuals	148,266	148,127
Credit card	36,574	38,961
Personal loan	37,590	35,253
Vehicles	59,511	60,463
Mortgage loans	14,591	13,450
Corporate	94,296	93,229
Small and medium businesses	85,404	85,649
Foreign loans - Latin America	20,311	19,259
Total loan operations and lease operations	348,277	346,264
Allowance for loan losses	(24,085)	(23,873)
Total loan operations and lease operations, net of allowance for loan losses	324,192	322,391

By sector of debtor	03/31/2012	12/31/2011
Public sector	1,644	1,990
Industry and commerce	99,962	99,859
Services	72,456	70,642
Primary sector	16,165	16,109
Other sectors	881	1,497
Individuals	157,169	156,167
Total loan operations and lease operations	348,277	346,264

By maturity	03/31/2012	12/31/2011
Overdue as from 1 day	14,900	14,879
Falling due up to 3 months	97,689	95,449
Falling due more than 3 months but less than 1 year	85,111	85,438
Falling due after 1 year	150,577	150,498
Total loan operations and lease operations	348,277	346,264

By concentration	03/31/2012	12/31/2011
Largest debtor	2,517	2,331
10 largest debtors	13,666	13,613
20 largest debtors	21,260	21,603
50 largest debtors	35,178	35,504
100 largest debtors	48,590	48,280

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 633 and R$ 535 in interest and similar income as of March 31, 2012 and March 31, 2011, respectively, with the same impact on the allowance for loan losses expenses.

b)	Allowance for loan losses

The changes in the allowance for loan losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2011	Write-offs 01/01 to 03/31/2012	Net increase / (Reversal) 01/01 to 03/31/2012	Closing balance 03/31/2012
Individuals	13,629	(2,839)	3,147	13,937
Credit card	3,825	(1,233)	832	3,424
Personal loans	5,343	(1,111)	1,452	5,684
Vehicles	4,415	(485)	855	4,785
Mortgage loans	46	(10)	8	44
Corporate	758	(80)	123	801
Small and medium businesses	9,197	(2,884)	2,748	9,061
Foreign loans - Latin America	289	(48)	45	286
Total	23,873	(5,851)	6,063	24,085

Composition of the carrying amount by class of assets	Opening balance 12/31/2010	Write-offs 01/01 to 12/31/2011	Net increase / (Reversal) 01/01 to 12/31/2011	Closing balance 12/31/2011
Individuals	10,619	(8,631)	11,641	13,629
Credit card	3,306	(3,558)	4,077	3,825
Personal loans	3,492	(2,959)	4,810	5,343
Vehicles	3,709	(2,041)	2,747	4,415
Mortgage loans	112	(73)	7	46
Corporate	1,071	(294)	(19)	758
Small and medium businesses	8,041	(7,001)	8,157	9,197
Foreign loans - Latin America	263	(233)	259	289
Total	19,994	(16,159)	20,038	23,873

The composition of the allowance for loan losses by customers sector is shown in the following table:

	03/31/2012	12/31/2011
Public sector	4	1
Industry and commerce	6,081	6,266
Services	3,539	3,476
Primary sector	279	273
Other sectors	32	32
Individuals	14,150	13,825
Total	24,085	23,873

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

The composition of the allowance for loan losses by type of assessment of objective evidence of impairment is shown in the following table:

	03/31/2012						12/31/2011
	Impaired		Not Impaired		Total		Impaired		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	1,214	465	93,082	336	94,296	801	1,033	430	92,196	328	93,229	758

II- Collectively
evaluated

Individuals	11,363	6,950	136,903	6,987	148,266	13,937	10,986	6,738	137,141	6,891	148,127	13,629
Credit card	2,719	1,671	33,855	1,753	36,574	3,424	3,083	1,918	35,878	1,907	38,961	3,825
Personal loans	3,564	2,141	34,026	3,543	37,590	5,684	3,455	2,087	31,798	3,256	35,253	5,343
Vehicles	4,947	3,114	54,564	1,671	59,511	4,785	4,329	2,707	56,134	1,708	60,463	4,415
Mortgage loans	133	24	14,458	20	14,591	44	119	26	13,331	20	13,450	46

Small and medium businesses	6,899	4,840	78,505	4,221	85,404	9,061	6,770	4,808	78,879	4,389	85,649	9,197

Foreign loans - Latin America	72	33	20,239	253	20,311	286	63	36	19,196	253	19,259	289

Total	19,548	12,288	328,729	11,797	348,277	24,085	18,852	12,012	327,412	11,861	346,264	23,873

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	03/31/2012
	Minimum future	Future financial	Present
	payments	income	value
Current	13,773	(1,135)	12,638
Up to 1 year	13,773	(1,135)	12,638
Non-current	16,216	(4,640)	11,576
From 1 to 5 years	15,935	(4,583)	11,352
Over 5 years	281	(57)	224
Total	29,989	(5,775)	24,214

	12/31/2011
	Minimum future	Future financial	Present
	payments	income	value
Current	15,244	(1,172)	14,072
Up to 1 year	15,244	(1,172)	14,072
Non-current	18,133	(5,361)	12,772
From 1 to 5 years	17,901	(5,310)	12,591
Over 5 years	232	(51)	181
Total	33,377	(6,533)	26,844

The allowance for loan losses related to the lease portfolio amounts to: R$ 1,970 (R$ 2,020 at December 31, 2011).

d)	Sale or Transfer of Financial Assets

At 03/31/2012 the sale or transfer of financial assets, in which the entity retained the risks and benefits and there for remained recorded as loan operations amounted to R$ 520,473, consisting of mortgage loans of R$ 491,345 and working capital of R$ 29,128. The amount received from the counterparty was recorded under Interbank market debt as liabilities from operations restricted to assignment and amounted to R$ 520,589, of which R$ 491,298 refers to mortgage loans and R$ 29,291 refers to working capital.

NOTE 12 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Interest % at at 03/31/2012		03/31/2012					12/31/2011			03/31/2011
	Total	Voting	Stockholders’ equity	Net income	Investment	Share of comprehensive income	Market value	Stockholders’ equity	Investment	Market value	Net income	Share of comprehensive income
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	2,753	73	2,036	23	1,978	2,681	2,014	2,094	109	38
Banco BPI S.A. (a) (c ) (d)	19.01	19.01	1,185	(368)	225	(69)	225	1,151	219	219	95	18
Serasa S.A. (e)	16.14	16.14	1,036	21	253	5	1,255	1,119	273	1,161	28	7
Other (f)	-	-	-	-	39	1	-	-	38	-	-	2
Total	-	-	-	-	2,553	(40)	-	-	2,544	-	-	65

(a)	For purpose of recording the participation in earnings, at 2012 the position at 02/29/2012 was used, in accordance with IAS 27;
(b)	For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 854 at March 31, 2012 and R$ 862 at December 31, 2011 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment cost.
(c)	At 03/31/2012, impairment of R$ 353 was recognized in relation to that investment;
(d)	Investment recorded under the equity method due to significant influence exerted by the management members on the conduction of business;
(e)	Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital.
(f)	At 03/31/2012, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (30.60% total and voting capital), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

b)	Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	03/31/2012	12/31/2011	03/31/2011
Total assets (*)	107,641	107,783	-
Total liabilities (*)	102,667	102,831	-
Total income (*)	2,486	-	1,710
Total expenses (*)	(2,760)	-	(1,478)

 (*) Basically represented by Banco BPI S.A., in the amount of R$ 103,529(R$ 103,696 at 12/31/2011) related to assets, of R$ 102,344 (R$ 102,544 at 12/31/2011) related to liabilities, of R$ 2,392 (R$ 1,573 at 03/31/2011) related to income and of R$ 2,760 (R$ 1,478 at 03/31/2011) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

NOTE 13 – LEASE COMMITMENTS AS LESSEE

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 288 (R$ 339 at 12/31/2011).

The table below shows the total future minimum payments:

	03/31/2012	12/31/2011
Current	205	220
Up to 1 year	205	220
Non-Current	83	120
From 1 to 5 years	83	120
Total future minimum payments	288	340
Future interest	-	1
Present value	288	339

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements, and there is no contingent payments related to the agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year are as follows:

	03/31/2012	12/31/2011
Current	682	882
Up to 1 year	682	882
Non-current	3,312	3,131
From 1 to 5 years	2,651	2,537
Over 5 years	661	595
Total future minimum payments	3,994	4,013

NOTE 14 – FIXED ASSETS

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates	Balance at 12/31/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 03/31/2012
REAL ESTATE IN USE (2)		1,941	78	(22)	-	(173)	(6)	(37)	1,781
Land		1,184	42	-	-	(167)	-	(17)	1,042
Buildings		757	36	(22)	-	(6)	(6)	(20)	739
Cost		2,340	36	-	-	(8)	(6)	(66)	2,296
Accumulated depreciation	4	(1,583)	-	(22)	-	2	-	46	(1,557)
OTHER FIXED ASSETS		3,417	335	(289)	-	(20)	7	(4)	3,446
Improvements		638	57	(64)	-	-	4	6	641
Cost		1,245	57	-	-	(93)	3	6	1,218
Accumulated depreciation	10	(607)	-	(64)	-	93	1	-	(577)
Installations		390	43	(15)	-	-	3	(8)	413
Cost		937	43	-	-	(4)	2	(11)	967
Accumulated depreciation	10 to 20	(547)	-	(15)	-	4	1	3	(554)
Furniture and equipment		488	26	(17)	-	(17)	(1)	(7)	472
Cost		848	26	-	-	(17)	(2)	(5)	850
Accumulated depreciation	10 to 20	(360)	-	(17)	-	-	1	(2)	(378)
EDP systems (3)		1,644	203	(179)	-	(3)	1	2	1,668
Cost		4,988	203	-	-	(35)	(3)	(2)	5,151
Accumulated depreciation	20 to 50	(3,344)	-	(179)	-	32	4	4	(3,483)

Other (communication, security and transportation)		257	6	(14)	-	-	-	3	252
Cost		548	6	-	-	(1)	2	3	558
Accumulated depreciation	10 to 20	(291)	-	(14)	-	1	(2)	-	(306)
TOTAL FIXED ASSETS		5,358	413	(311)	-	(193)	1	(41)	5,227
Cost		12,090	413	-	-	(325)	(4)	(92)	12,082
Accumulated depreciation		(6,732)	-	(311)	-	132	5	51	(6,855)
(1)	There are no contractual commitments for the purchase of new fixed assets;
(2)	Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 129, consisting of R$ 78 in real estate in use, R$ 31 in improvements, and R$ 20 in equipment;
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates	Balance at 01/01/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2011
REAL ESTATE IN USE (2)		1,844	248	(96)	-	(60)	(11)	16	1,941
Land		1,045	167	-	-	(20)	2	(10)	1,184
Buildings		799	81	(96)	-	(40)	(13)	26	757
Cost		2,321	81	-	-	(67)	(11)	16	2,340
Accumulated depreciation	4	(1,522)	-	(96)	-	27	(2)	10	(1,583)
OTHER FIXED ASSETS		2,957	1,655	(1,088)	(15)	(87)	17	(22)	3,417
Improvements		626	229	(242)	-	(4)	(5)	34	638
Cost		1,116	229	-	-	(131)	(1)	32	1,245
Accumulated depreciation	10	(490)	-	(242)	-	127	(4)	2	(607)
Installations		267	179	(53)	-	(1)	8	(10)	390
Cost		770	179	-	-	(18)	5	1	937
Accumulated depreciation	10 a 20	(503)	-	(53)	-	17	3	(11)	(547)
Furniture and equipment		433	220	(63)	(15)	(21)	(19)	(47)	488
Cost		863	220	-	(15)	(165)	(13)	(42)	848
Accumulated depreciation	10 a 20	(430)	-	(63)	-	144	(6)	(5)	(360)
EDP Systems (3)		1,404	942	(677)	-	(56)	28	3	1,644
Cost		4,746	942	-	-	(671)	39	(68)	4,988
Accumulated depreciation	20 a 50	(3,342)	-	(677)	-	615	(11)	71	(3,344)

Other (communication, security and transportation)		227	85	(53)	-	(5)	5	(2)	257
Cost		529	85	-	-	(66)	3	(3)	548
Accumulated depreciation	10 a 20	(302)	-	(53)	-	61	2	1	(291)
TOTAL FIXED ASSETS		4,801	1,903	(1,184)	(15)	(147)	6	(6)	5,358
Cost		11,390	1,903	-	(15)	(1,138)	24	(74)	12,090
Accumulated depreciation		(6,589)	-	(1,184)	-	991	(18)	68	(6,732)

(1) Includes a contractual commitment for the purchase of fixed assets in the amount of R$ 166.

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 131, consisting of R$ 56 in real estate in use, R$ 51 in improvements, and R$ 24 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

NOTE 15 – INTANGIBLE ASSETS

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 12/31/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 03/31/2012
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		751	74	(93)	-	-	-	-	732
Cost		1,648	74	-	-	(27)	-	-	1,695
Accumulated amortization	Up to 9	(897)	-	(93)	-	27	-	-	(963)
OTHER INTANGIBLE ASSETS		3,074	258	(109)	-	-	-	1	3,224
Association for the promotion and offer of financial products and services		1,289	-	(33)	-	-	1	6	1,263
Cost		1,400	-	-	-	(15)	2	3	1,390
Accumulated amortization	Up to 5	(111)	-	(33)	-	15	(1)	3	(127)
Expenditures on acquisition/development of software		1,338	257	(59)	-	-	6	-	1,542
Cost		2,133	257	-	-	(82)	2	15	2,325
Accumulated amortization	20	(795)	-	(59)	-	82	4	(15)	(783)
Other intangible assets		447	1	(17)	-	-	(7)	(5)	419
Cost		621	1	-	-	-	(12)	(5)	605
Accumulated amortization	10 to 20	(174)	-	(17)	-	-	5	-	(186)
TOTAL INTANGIBLE ASSETS		3,825	332	(202)	-	-	-	1	3,956
Cost		5,802	332	-	-	(124)	(8)	13	6,015
Accumulated amortization		(1,977)	-	(202)	-	124	8	(12)	(2,059)

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 01/01/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2011
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,130	366	(603)	(24)	(112)	-	(6)	751
Cost		2,415	366	-	(24)	(1,097)	-	(12)	1,648
Accumulated amortization	Up to 9	(1,285)	-	(603)	-	985	-	6	(897)
OTHER INTANGIBLE ASSETS		1,804	1,606	(381)	(6)	(28)	28	51	3,074
Association for the promotion and offer of financial products and services		1,115	318	(114)	(6)	(28)	1	3	1,289
Cost		1,171	318	-	(6)	(94)	1	10	1,400
Accumulated amortization	Up to 5	(56)	-	(114)	-	66	-	(7)	(111)
Expenditures on acquisition/development of software		532	981	(208)	-	-	10	23	1,338
Cost		1,327	981	-	-	(116)	16	(75)	2,133
Accumulated amortization	20	(795)	-	(208)	-	116	(6)	98	(795)
Other intangible assets		157	307	(59)	-	-	17	25	447
Cost		271	307	-	-	(7)	25	25	621
Accumulated amortization	10 to 20	(114)	-	(59)	-	7	(8)	-	(174)
TOTAL INTANGIBLE ASSETS		2,934	1,972	(984)	(30)	(140)	28	45	3,825
Cost		5,184	1,972	-	(30)	(1,314)	42	(52)	5,802
Accumulated amortization		(2,250)	-	(984)	-	1,174	(14)	97	(1,977)

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

NOTE 16 - DEPOSITS

The table below shows the breakdown of deposits:

	03/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	124,389	80,053	204,442	130,523	83,181	213,704
Time deposits	47,845	79,540	127,385	61,560	82,909	144,469
Interbank deposits	8,056	513	8,569	1,793	272	2,065
Savings deposits	68,488	-	68,488	67,170	-	67,170
Non-interest bearing deposits	26,903	-	26,903	28,932	-	28,932
Demand deposits	26,903	-	26,903	28,932	-	28,932
Total	151,292	80,053	231,345	159,455	83,181	242,636

NOTE 17 – FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	03/31/2012	12/31/2011
	Current	Current
Financial liabilities held for trading
Structured notes	736	2,815
Total	736	2,815

The amount of change in financial liabilities held for trading was R$ 2,079 (R$ 1.480 at 12/31/2011).

The effect of the changes in credit risk of these instruments is not significant at March 31, 2012 and December 31, 2011.

The balance is composed of shares in the amount of R$ 409 (R$ 1.666 at 12/31/2011) and debt securities in the amount of R$ 327 (R$ 1.149 at 12/31/2011). For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	03/31/2012	12/31/2011
	Fair value	Fair value
Current	121	1,803
Up to one year	121	1,803
Non-current	615	1,012
From one to five years	566	909
From five to ten years	34	89
After ten years	15	14
Total	736	2,815

NOTE 18 – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND INTERBANK AND INSTITUTIONAL MARKET DEBTS

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	03/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	94,405	105,399	199,804	78,408	107,005	185,413
Interbank market debt	46,710	43,140	89,850	47,265	43,233	90,498
Mortgage notes	44	193	237	37	207	244
Real estate credit bills	14,935	1,815	16,750	14,470	1,281	15,751
Agribusiness credit bills	1,287	2,188	3,475	1,422	1,862	3,284
Financial credit bills	3,916	12,940	16,856	2,544	11,764	14,308
Import and export financing	15,232	2,368	17,600	17,755	3,697	21,452
Onlending - domestic	11,296	23,636	34,932	11,037	24,422	35,459

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	50% CDI to 16.68%	0.37% to 5.28%
Mortgage notes	-	2.70% to 7.50%
Real estate credit bills	82% to 100% CDI	-
Financial credit bills	IGPM to 112.75% CDI	-
Agribusiness credit bills	20% to 95% CDI	-
Import and export financing	0.20% to 105.25% CDI	0.86% to 11.75%
Onlending - domestic	0.50% to 10.50% TJLP	-

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 50% CDI to 16.68%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	03/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (*)	13,459	32,242	45,701	10,719	28,996	39,715
Debentures	1,065	-	1,065	1,039	-	1,039
Foreign borrowings through securities	3,939	6,265	10,204	8,143	5,910	14,053
Total	18,463	38,507	56,970	19,901	34,906	54,807

(*) At March 31, 2012, the amount of R$ 39,997 (R$ 38,257 at December 31, 2011) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IPCA + 7.80%	3.04% to 6.20%
Debentures	CDI + 0.35	-
Foreign borrowings through securities	1.40% to 9.50%	1.52% to 11.00%

NOTE 19 - OTHER ASSETS AND LIABILITIES

a)	Other assets

	03/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	24,576	13,818	38,394	28,521	11,733	40,254
Receivables from credit card issuers	15,330	-	15,330	18,317	-	18,317
Insurance and reinsurance operations	3,529	-	3,529	3,590	-	3,590
Deposits in guarantee for contingent liabilities (Note 31)	657	12,577	13,234	2,211	10,632	12,843
Deposits in guarantee for foreign borrowing program	673	-	673	601	-	601
Negotiation and intermediation of securities	2,672	-	2,672	1,734	-	1,734
Receivables from reimbursement of contingent liabilities (Note 31c)	182	554	736	195	431	626
Receivables from services provided	1,333	-	1,333	1,260	-	1,260
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	687	687	-	670	670
Foreign exchange portfolio	-	-	-	268	-	268
Operations without credit granting characteristics	200	-	200	345	-	345
Non-financial	5,829	1,569	7,398	5,872	1,485	7,357
Prepaid expenses	2,274	1,569	3,843	2,335	1,485	3,820
Retirement plan assets (Notes 28b and c)	1,820	-	1,820	1,785	-	1,785
Sundry domestic	951	-	951	897	-	897
Sundry foreign	104	-	104	113	-	113
Other	680	-	680	742	-	742

(1) In these periods, there were no impairment losses for other financial assets.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	03/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Financial	42,778	83	42,861	43,999	120	44,119
Credit card operations	36,340	-	36,340	41,195	-	41,195
Foreign exchange portfolio	272	-	272	-	-	-
Negotiation and intermediation of securities	5,439	-	5,439	2,504	-	2,504
Finance leases (Note 13a)	205	83	288	219	120	339
Funds from consortia participants	82	-	82	81	-	81
Other	440	-	440	-	-	-
Non-financial	21,909	698	22,607	17,939	686	18,625
Collection and payment of taxes and contributions	5,838	-	5,838	868	-	868
Sundry creditors - domestic	1,046	-	1,046	1,228	-	1,228
Funds for clients in transit	7,907	-	7,907	6,092	-	6,092
Provision for sundry payments	1,553	593	2,146	1,574	570	2,144
Social and statutory	1,371	35	1,406	2,891	85	2,976
Related to insurance operations	887	-	887	914	-	914
Liabilities for official agreements and rendering of payment services	495	-	495	1,507	-	1,507
Provision for retirement plan benefits (Note 28b and d)	298	41	339	343	31	374
Personnel provision	1,178	-	1,178	1,113	-	1,113
Provision for health insurance	626	-	626	623	-	623
Deferred income	548	-	548	570	-	570
Other	162	29	191	216	-	216

NOTE 20 – STOCKHOLDERS’ EQUITY

a)	Capital

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a change possible in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at December 31, 2011), of which R$ 31,280 (R$ 31,552 at December 31, 2011) refers to stockholders resident in Brazil and R$ 13,720 (R$ 13,448 at December 31, 2011) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	03/31/2012
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of shares – ESM of 04/25/2011 – Approved on 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011 and 03/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 03/31/2012	2,283,053,623	894,261,675	3,177,315,298
Residents abroad at 03/31/2012	6,232,777	1,387,388,025	1,393,620,802
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Exercised options – Granting of stock options	-	(4,200,372)	(4,200,372)	101
Disposals – Stock option plan	-	(2,262,523)	(2,262,523)	87
Treasury shares at 03/31/2012 (*)	2,100	50,831,076	50,833,176	(1,475)
Shares outstanding at 03/31/2012	2,289,284,300	2,230,818,624	4,520,102,924
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029

	12/31/2011
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at December 31, 2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of shares - ESM of 04/25/2011 – Approved on 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Treasury shares at December 31, 2010 (*)	2,202	26,566,015	26,568,217	(628)
Purchase of shares	-	40,970,900	40,970,900	(1,303)
Exercised options - Granting of stock options – Simple and Partners’ options	-	(5,977,962)	(5,977,962)	117
Disposals – Stock option plan	(27)	(4,264,938)	(4,264,965)	151
Cancellation of Shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029
Shares outstanding at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 03/31/2012
Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	29.03
Market value at 03/31/2012	30.30	34.93

	01/01 to 12/31/2011
Cost/Market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.65	29.03
Market value at 12/31/2011	27.01	33.99

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment of April 2012, it will be increased by 25%, to R$ 0.015 per share, according to the Board of Directors’ meeting held on February 6, 2012.

At March 13, 2012, interest on capital was paid in the amount of R$ 1,847 – R$ 0.4092 per share, which at December 31, 2011 was recorded in stockholders Equity in the Special Revenue Reserve (Appropriated Reserves).

Payments/Provision for interest on capital and dividends

	03/31/2012
	Gross	WTF	Net
Paid / Prepaid	108	-	108
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108

Declared before March 31, 2012 (Recorded in Other liabilities)	634	(85)	549
Dividends - 1 monthly installment of R$ 0,015 per share paid on April 2, 2012	68	-	68
Interest on capital - R$ 0.1252 per share.	566	(85)	481

Total from 01/01 to 03/31/2012 - R$ 0.1454 net per share	742	(85)	657

Payments/Provision for interest on capital and dividends

	03/31/2011
	Gross	WTF	Net
Paid / Prepaid	109	-	109
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2011	109	-	109

Declared before March 31, 2011 (Recorded in Other liabilities)	665	(92)	573
Dividends - 1 monthly installment of R$ 0.012 per share paid on April 1, 2011	54	-	54
Interest on capital - R$ 0.1343 per share	611	(92)	519

Total from 01/01 to 03/31/2011 - R$ 0.1502 net per share	774	(92)	682

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d)	Appropriated reserves

	31/03/2012	31/12/2011
CAPITAL RESERVES (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1
REVENUE RESERVES	24,171	23,994
Legal (2)	3,986	3,848
Statutory	20,185	18,299
Dividends equalization (3)	4,111	3,751
Working capital increase (4)	5,796	5,257
Increase in capital of investees (5)	10,278	9,291
Unrealized profits (6)	-	1,847
Total reserves at parent company	24,456	24,279

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31, 2011.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

NOTE 21 – STOCK OPTION PLAN

a)	Purpose and Guidelines of the Plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or partner options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lockup periods for exercising the options. The executive officers and members of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries, as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan solely by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one to seven years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five to eight years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended March 31, 2012 - R$ 36.00 per share (R$ 37.00 per share at March 31, 2011).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 51 at March 31, 2012 (R$ 48 at March 31, 2011).

Summary of changes in the plan

					Exercised options		Number of shares
Granting		Vesting	Exercise	Restated exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised at
No.	Date	period until	deadline	price (R$1)	exercise price	market value	31/12/2011	Granted	Exercised	Canceled	03/31/2012

Simple options
11st	2/21/2005	12/31/2009	12/31/2012	18.96	18.94	36.90	937,275	-	125,375	-	811,900
11st	8/6/2007	12/31/2009	12/31/2012	18.96	-	-	11,357	-	-	-	11,357
12th	2/21/2006	12/31/2010	12/31/2013	28.20	28.20	38.19	6,854,365	-	1,573,235	-	5,281,130
12th	8/6/2007	12/31/2010	12/31/2013	28.20	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	32.07	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	37.27	-	-	75,901	-	-	75,901	-
35th	3/22/2007	3/22/2011	3/21/2012	37.23	-	-	29,518	-	-	29,518	-
36th	5/14/2008	5/14/2011	5/13/2012	46.35	-	-	25,301	-	-	-	25,301
30th	7/4/2006	7/4/2011	7/3/2012	29.56	-	-	52,707	-	-	-	52,707
33rd	8/30/2006	8/30/2011	8/29/2012	32.74	32.70	38.42	21,083	-	21,083	-	-
13th	2/14/2007	12/31/2011	12/31/2014	35.91	35.91	38.32	7,732,975	-	344,650	37,675	7,350,650
13th	8/6/2007	12/31/2011	12/31/2014	35.91	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.91	-	-	45,954	-	-	-	45,954
34th	3/21/2007	3/21/2012	3/20/2013	37.30	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	37.26	-	-	29,514	-	-	-	29,514
Total options to be exercised					-	-	16,812,534	-	2,064,343	143,094	14,605,097
36th	5/14/2008	5/14/2012	5/13/2013	46.35	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	37.05	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	41.40	-	-	9,266,066	-	-	105,187	9,160,879
14th	5/5/2008	12/31/2012	12/31/2015	41.40	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	41.40	-	-	45,954	-	-	-	45,954
36th	5/14/2008	5/14/2013	5/13/2014	46.35	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	27.07	27.06	37.29	14,114,940	-	925,520	-	13,189,420
15th	10/28/2009	12/31/2013	12/31/2016	27.07	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	43.98	-	-	6,052,223	-	-	-	6,052,223
18th	5/11/2010	12/31/2014	12/31/2017	43.98	-	-	1,163,919	-	-	14,426	1,149,493
37th	4/19/2011	12/31/2015	12/31/2018	42.96	-	-	9,769,432	-	-	35,942	9,733,490
37th	1/13/2012	12/31/2015	12/31/2018	42.96	-	-	-	15,383	-	-	15,383
38th	1/13/2012	12/31/2016	12/31/2019	32.13	-	-	-	15,097	-	-	15,097
Total options outstanding					-	-	40,559,264	30,480	925,520	155,555	39,508,669
Total simple options					-	-	57,371,798	30,480	2,989,863	298,649	54,113,766

Partner options
4th	3/3/2008	3/3/2011	-	-	-	-	39,906	-	-	39,906	-
5th	9/3/2008	9/3/2011	-	-	-	-	46,710	-	-	46,710	-
6th	3/6/2009	3/6/2012	-	-	-	35.90	719,023	-	681,490	37,533	-
7th	6/19/2009	3/6/2012	-	-	-	35.90	79,446	-	79,446	-	-
Total options to be exercised						-	885,085	-	760,936	124,149	-
1st	9/3/2007	9/3/2012	-	-	-	-	309,508	-	-	-	309,508
3rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
4th	3/3/2008	3/3/2013	-	-	-	-	388,432	-	-	-	388,432
8th	8/17/2010	8/16/2013	-	-	-	-	339,632	-	-	-	339,632
9th	8/30/2010	8/16/2013	-	-	-	-	329,711	-	-	3,368	326,343
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	9/3/2008	9/3/2013	-	-	-	-	449,442	-	-	1,804	447,638
10th	9/30/2010	9/29/2013	-	-	-	-	1,862,409	-	-	33,825	1,828,584
12th	2/28/2011	2/28/2014	-	-	-	-	1,558,584			18,431	1,540,153
6th	3/6/2009	3/6/2014	-	-	-	-	704,604	-	-	2,374	702,230
7th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/4/2011	8/18/2014					509				509
13th	8/19/2011	8/19/2014	-	-	-	-	706,397	-	-	16,782	689,615
15th	2/24/2012	2/24/2015	-	-	-	-	-	1,583,044	-	2,843	1,580,201
16th	2/24/2012	2/24/2015	-	-	-	-	-	69,156	-	3,108	66,048
8th	8/17/2010	8/16/2015	-	-	-	-	338,923	-	-	-	338,923
9th	8/30/2010	8/16/2015	-	-	-	-	329,152	-	-	3,367	325,785
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,858,518	-	-	33,825	1,824,693
12th	2/28/2011	2/28/2016	-	-	-	-	1,557,215	-	-	18,430	1,538,785
14th	11/4/2011	8/18/2016	-	-	-	-	508	-	-	-	508
13th	8/19/2011	8/19/2016	-	-	-	-	706,338	-	-	16,780	689,558
15th	2/24/2012	2/24/2017	-	-	-	-	-	1,582,979	-	2,843	1,580,136
16th	2/24/2012	2/24/2017	-	-	-	-	-	69,151	-	3,107	66,044
Total options outstanding					-	-	11,588,230	3,304,330	-	160,887	14,731,673
Total partner options					-	-	12,473,315	3,304,330	760,936	285,036	14,731,673

TOTAL SIMPLE/PARTNER OPTIONS					-	-	69,845,113	3,334,810	3,750,799	583,685	68,845,439

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

					Exercised options		Number of shares
Granting		Vesting	Exercise	Restated exercise	Weighted average	Weighted average	Prior balance			Forfeited (*)	To be exercised at
No.	Date	period until	deadline	price (R$1)	exercise price	market value	12/31/2010	Granted	Exercised	/ Canceled	03/31/2011

Simple options
10th	2/16/2004	12/31/2008	12/31/2011	13.02	12.81	38.83	712,942	-	201,068	-	511,874
27th	2/1/2005	5/5/2009	1/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-
11th	2/21/2005	12/31/2009	12/31/2012	18.33	18.26	37.01	2,877,600	-	1,311,250	-	1,566,350
11th	8/1/2005	12/31/2009	12/31/2012	18.33	18.26	37.01	27,500	-	27,500	-	-
11th	8/6/2007	12/31/2009	12/31/2012	18.33	-	-	11,357	-	-	-	11,357
27th	2/1/2005	2/1/2010	1/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-
34th	3/21/2007	3/21/2010	3/20/2011	35.34	-	-	75,901	-	-	75,901	-
35th	3/22/2007	3/22/2010	3/21/2011	35.31	-	-	29,518	-	-	29,518	-
30th	7/4/2006	7/4/2010	7/3/2011	28.09	-	-	52,710	-	-	-	52,710
29th	9/19/2005	9/19/2010	9/18/2011	21.29	-	-	12,650	-	-	-	12,650
12th	2/21/2006	12/31/2010	12/31/2013	27.27	27.14	37.44	8,025,250	-	710,375	-	7,314,875
12th	8/6/2007	12/31/2010	12/31/2013	27.27	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	31.00	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	35.44	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2011	3/21/2012	35.40	-	-	29,518	-	-	-	29,518
Total options to be exercised					20.52	37.34	12,849,920	-	2,279,232	105,419	10,465,269
36th	5/14/2008	5/14/2011	5/13/2012	44.04	-	-	25,301	-	-	-	25,301
30th	7/4/2006	7/4/2011	7/3/2012	28.09	-	-	52,707	-	-	-	52,707
33rd	8/30/2006	8/30/2011	8/29/2012	31.11	-	-	21,083	-	-	-	21,083
13th	2/14/2007	12/31/2011	12/31/2014	34.72	34.72	36.57	8,546,975	-	269,500	33,550	8,243,925
13th	8/6/2007	12/31/2011	12/31/2014	34.72	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	34.72	-	-	45,954	-	-	-	45,954
34th	3/21/2007	3/21/2012	3/20/2013	35.44	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	35.40	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	44.04	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	35.82	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	40.03	-	-	10,846,487	-	-	41,112	10,805,375
14th	5/5/2008	12/31/2012	12/31/2015	40.03	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	40.03	-	-	45,954	-	-	-	45,954
36th	5/14/2008	5/14/2013	5/13/2014	44.04	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	26.18	-	-	15,067,330	-	-	36,300	15,031,030
15th	10/28/2009	12/31/2013	12/31/2016	26.18	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	42.52	-	-	6,126,609	-	-	74,386	6,052,223
18th	5/11/2010	12/31/2014	12/31/2017	42.52	-	-	1,206,340	-	-	7,556	1,198,784
Total options outstanding					34.72	36.57	42,267,534	-	269,500	192,904	41,805,130
Total simple options					22.02	37.26	55,117,454	-	2,548,732	298,323	52,270,399

Partner options
4th	3/3/2008	3/3/2011	-	-	-	37.22	416,487	-	376,581	-	39,906
Total options to be exercised						37.22	416,487	-	376,581	-	39,906
5th	9/3/2008	9/3/2011	-	-	-	-	490,624	-	-	5,359	485,265
6th	3/6/2009	3/6/2012	-	-	-	-	740,362	-	-	-	740,362
7th	6/19/2009	3/6/2012	-	-	-	-	79,446	-	-	-	79,446
1st	9/3/2007	9/3/2012	-	-	-	-	329,181	-	-	4,436	324,745
3rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
4th	3/3/2008	3/3/2013	-	-	-	-	415,930	-	-	4,799	411,131
8th	8/17/2010	8/16/2013	-	-	-	-	376,916	-	-	-	376,916
9th	8/30/2010	8/16/2013	-	-	-	-	359,991	-	-	-	359,991
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	9/3/2008	9/3/2013	-	-	-	-	490,126	-	-	5,358	484,768
10th	9/30/2010	9/29/2013	-	-	-	-	1,940,987	-	-	-	1,940,987
12th	2/28/2011	2/28/2014	-	-	-	-	-	1,585,541	-	-	1,585,541
6th	3/6/2009	3/6/2014	-	-	-	-	739,608	-	-	-	739,608
7th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
8th	8/17/2010	8/16/2015	-	-	-	-	376,876	-	-	-	376,876
9th	8/30/2010	8/16/2015	-	-	-	-	359,962	-	-	-	359,962
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,940,951	-	-	-	1,940,951
12th	2/28/2011	2/28/2016	-	-	-	-	-	1,585,497	-	-	1,585,497
Total options outstanding					-	-	8,789,308	3,171,038	-	19,952	11,940,394
Total partner options					-	37.22	9,205,795	3,171,038	376,581	19,952	11,980,300

TOTAL SIMPLE/PARTNER OPTIONS					22.02	37.25	64,323,249	3,171,038	2,925,313	318,275	64,250,699
(*) Refers to non-exercise due to the beneficiary’s option.

Summary of Changes in Share-Based Instruments (SBI)

Number	Vesting period		Prior balance 12/31/2011	New SBI's	Converted into shares	Canceled	Balance at 03/31/2012
1st	8/17/2010	8/16/2012	110,588	-	-	-	110,588
1st	8/17/2010	8/16/2013	110,577	-	-	-	110,577
1st	8/30/2010	8/16/2012	10,216	-	-	-	10,216
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2012	3,971	-	-	-	3,971
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2012	424,163	-	5,533	11,834	406,796
2nd	9/30/2010	9/29/2013	424,154	-	-	11,834	412,320
3rd	2/28/2011	2/27/2011	444,040	-	444,040	-	-
3rd	2/28/2011	2/27/2012	444,030	-	-	8,679	435,351
3rd	2/28/2011	2/27/2013	444,020	-	-	8,678	435,342
4th	2/24/2012	2/24/2013	-	468,852	-	4,671	464,181
4th	2/24/2012	2/24/2014	-	468,836	-	4,671	464,165
4th	2/24/2012	2/24/2015	-	468,821	-	4,671	464,150
Total			2,429,941	1,406,509	449,573	55,038	3,331,839

Number	Vesting period		Balance at 12/31/2010	New SBI's	Converted into shares	Cancelled	Balance at 03/31/2011
1st	8/17/2010	8/16/2011	114,980	-	-	-	114,980
1st	8/17/2010	8/16/2012	114,969	-	-	-	114,969
1st	8/17/2010	8/16/2013	114,958	-	-	-	114,958
1st	8/30/2010	8/16/2011	10,221	-	-	-	10,221
1st	8/30/2010	8/16/2012	10,216	-	-	-	10,216
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2011	3,972	-	-	-	3,972
1st	9/30/2010	8/16/2012	3,971	-	-	-	3,971
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2011	424,172	-	-	-	424,172
2nd	9/30/2010	9/29/2012	424,163	-	-	-	424,163
2nd	9/30/2010	9/29/2013	424,154	-	-	-	424,154
3rd	2/28/2011	2/27/2011	-	444,040	-	-	444,040
3rd	2/28/2011	2/27/2012	-	444,030	-	-	444,030
3rd	2/28/2011	2/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	-	-	2,992,048

c)	Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued Is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

				Price of the
Granting		Vesting	Exercise	Underlying		Expected	Risk-free	Expected
No.	Date	period	period until	asset	Fair value	dividends	interest rate	volatility

Simple options
37th	1/13/2012	12/31/2015	12/31/2018	35.50	11.06	2.97%	5.25%	30.32%
38th	1/13/2012	12/31/2016	12/31/2019	35.50	11.57	2.97%	5.25%	30.32%

Partner options (*)
15th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
15th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-
16th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
16th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect of Income for the period from January 1 to March 31, 2012 was R$ (40) and (R$ (34) from January 1 to March 31, 2011), with a corresponding amount to Additional Paid-in Capital – Granted Options Recognized.

In the stockholders’ equity, the effect was as follows:

	03/31/2012	03/31/2011
Amount received for the sale of shares – exercised options	167	135
(-) Cost of treasury shares sold	(188)	(120)
Effect of sale (*)	(21)	15

(*) Recorded in Additional paid-in capital.

NOTE 22 - INTEREST AND SIMILAR INCOME AND EXPENSE AND NET GAIN (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES

a)	Interest and similar income

	01/01 to 03/31/2012	01/01 to 03/31/2011
Central Bank compulsory deposits	1,935	2,064
Interbank deposits	298	198
Securities purchased under agreements to resell	2,866	2,406
Financial assets held for trading	4,382	3,180
Available-for-sale financial assets	1,056	820
Held-to-maturity financial assets	77	126
Loan and lease operations	15,528	13,547
Other financial assets	207	253
Total	26,349	22,594

b)	Interest and similar expense

	01/01 to 03/31/2012	01/01 to 03/31/2011
Securities sold under repurchase agreements	(5,174)	(4,768)
Deposits	(3,783)	(3,540)
Financial expense from technical reserves for insurance and private pension plans	(1,774)	(1,190)
Interbank market debt	(1,579)	(889)
Institutional market debt	(1,061)	(615)
Funds minority interest	(12)	-
Total	(13,383)	11,002

c)	Net gain (loss) from financial assets and liabilities

	01/01 to 03/31/2012	01/01 to 03/31/2011
Financial assets and liabilities held for trading and Derivatives, including the ineffective portion of hedge accounting related derivatives	828	101
Financial assets designated at fair value through profit or loss	5	6
Available-for-sale financial assets	217	184
Total	1,050	291

NOTE 23 - BANKING SERVICE FEES

	01/01 to 03/31/2012	01/01 to 03/31/2011
Current account services	1,250	1,183
Asset management fees	511	500
Collection commissions	273	258
Fees from credit card services	2,004	1,688
Fees for guarantees issued and credit lines	283	339
Brokerage commission	63	123
Other	278	237
Total	4,662	4,328

NOTE 24 - OTHER INCOME

	01/01 to 03/31/2012	01/01 to 03/31/2011
Gains on sale of assets held for sale, fixed assets and investments in unconsolidated companies	12	45
Recovery of expenses	30	35
Reversal of provisions	46	145
Other	63	96
Total	151	321

NOTE 25 - GENERAL AND ADMINISTRATIVE EXPENSES

	01/01 to 03/31/2012	01/01 to 03/31/2011
Personnel expenses	(3,451)	(3,217)
Compensation	(1,565)	(1,304)
Charges	(519)	(495)
Welfare benefits	(301)	(394)
Retirement plans and post-employment benefits (Note 28)	63	38
Defined benefit	43	39
Defined contribution	20	(1)
Stock option plan (Note 20d)	(40)	(34)
Training	(55)	(49)
Employee profit sharing	(633)	(723)
Dismissals	(146)	(61)
Provision for labor claims (Note 31)	(255)	(195)
Administrative expenses	(3,062)	(2,885)
Data processing and telecommunications	(870)	(824)
Third-party services	(768)	(677)
Installations	(235)	(184)
Advertising, promotions and publications	(189)	(219)
Rent	(241)	(220)
Transportation	(131)	(139)
Materials	(116)	(108)
Financial services	(116)	(135)
Security	(133)	(121)
Utilities	(78)	(81)
Travel	(39)	(40)
Other	(146)	(137)
Depreciation	(311)	(282)
Amortization	(202)	(241)
Insurance acquisition expenses	(280)	(292)
Other expenses	(1,614)	(1,706)
Expenses related to credit cards	(433)	(492)
Reimbursement related to acquisitions	(11)	(90)
Losses with third-party frauds	(191)	(155)
Loss on sale of assets held for sale, fixed assets and investments in unconsolidated companies	(19)	(34)
Settlement of contingencies	(151)	(253)
Provision for civil lawsuits (Note 31)	(489)	(364)
Provision for tax and social security lawsuits	(42)	(113)
Refund of interbank costs	(52)	(46)
Other	(226)	(159)
Total	(8,920)	(8,623)

NOTE 26 - INCOME TAX AND SOCIAL CONTRIBUTION

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income tax in Brazil comprises federal income tax and social contribution on net income, which is a federal tax on income additional to federal income tax.

a)	Composition of income tax and social contribution expenses

The amounts recorded as income tax and social contribution expense in the consolidated financial statements are reconciled to the statutory rates, as follows:

Current income tax and social contribution	01/01 to 03/31/2012	01/01 to 03/31/2011
Income before income tax and social contribution	5,333	5,374
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(2,133)	(2,150)
Increase/decrease to income tax and social contribution charges arising from:	279	404
Share of comprehensive income of unconsolidated companies, net	10	17
Foreign exchange variation on assets and liabilities abroad	(269)	(162)
Interest on capital	465	418
Dividends, interest on external debt bonds and tax incentives	48	71
Other	25	60
Total income tax and social contribution	(1,854)	(1,746)

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2011	Realization / Reversal	Increase	03/31/2012
Reflected in income	28,466	(4,363)	4,238	28,341
Related to income tax and social contribution tax carryforwards	4,188	(368)	273	4,093
Allowance for loan losses	12,889	(1,188)	1,952	13,653
Adjustment to market value of derivative financial instruments	302	(527)	293	68
Goodwill on purchase of investments	4,261	(902)	501	3,860
Legal liabilities – tax and social security	1,417	(375)	-	1,042
Provision for contingent liabilities	2,766	(67)	609	3,308
Civil lawsuits	1,185	(39)	91	1,237
Labor claims	984	(26)	61	1,019
Tax and social security	577	-	456	1,033
Other	20	-	-	20
Adjustments of operations carried out in futures settlement market	11	-	1	12
Provision related to health insurance operations	249	-	1	250
Other	2,383	(936)	608	2,055
Reflected in stockholders’ equity – adjustment to market value of available-for-sale securities	344	-	52	396
Total (*)	28,810	(4,363)	4,290	28,737

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 22,532 (R$ 22,745 at December 31, 2011) and R$ 3,406 ( R$ 4,319 at December 31, 2011).

II-	The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2011	Realization/ reversal	Increase	03/31/2012
Reflected in income	9,885	(1,368)	511	9,028
Depreciation in excess – finance lease	7,560	(926)	-	6,634
Taxation of results abroad – capital gains	78	-	106	184
Adjustments of operations carried out in futures settlement market	83	(42)	-	41
Adjustments to market value of securities and derivative financial instruments	175	(174)	153	154
Restatement of escrow deposits and contingent liabilities	806	(28)	66	844
Pension plans	594	-	44	638
Other	589	(198)	142	533
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	499	-	84	583
Total (*)	10,384	(1,368)	595	9,611

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ R$ 22,532 (R$ 22,745 at December 31, 2011) and R$ 3,406 (R$ 4,319 at December 31, 2011).

III -	The estimates of realization and present value of deferred tax assets for offset, arising from Provisional Measure No. 2.158-35 of August 24, 2001 and of the provision for deferred tax liabilities at March 31, 2012, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Deferred tax liabilities	Net deferred taxes
2012	8,786	997	9,783	(2,478)	7,305
2013	4,946	1,160	6,106	(2,457)	3,649
2014	4,004	1,091	5,095	(2,066)	3,029
2015	2,312	724	3,036	(860)	2,176
2016	1,889	53	1,942	(672)	1,270
After 2016	2,707	68	2,775	(1,078)	1,697
Total	24,644	4,093	28,737	(9,611)	19,126
Present value (*)	21,830	3,705	25,535	(8,455)	17,080

 (*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should not be used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

NOTE 27 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – Basic earnings per share	01/01 to 03/31/2012	01/01 to 03/31/2011
Net income	3,285	3,472
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(49)	(50)
Subtotal	3,236	3,422
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)
Subtotal	3,186	3,372

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	1,615	1,698
To preferred equity owners	1,571	1,675

Total net income available to common equity owners	1,665	1,748
Total net income available to preferred equity owners	1,620	1,725

Weighted average number of shares outstanding
Common shares	2,289,284,300	2,289,284,273
Preferred shares	2,227,800,664	2,257,961,948

Earnings per share - Basic – R$
Common shares	0.73	0.76
Preferred shares	0.73	0.76

Net income attributable to owners of the parent company – Diluted earnings per share	01/01 to 03/31/2012	01/01 to 03/31/2011
Total net income available to preferred equity owners	1,620	1,725
Dividend on preferred shares after dilution effects	5	4
Net income available to preferred equity owners considering preferred shares after the dilution effect	1,625	1,729

Total net income available to ordinary equity owners	1,665	1,748
Dividend on preferred shares after dilution effects	(5)	(4)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	1,660	1,744

Adjusted weighted average of shares
Common shares	2,289,284,300	2,289,284,273
Preferred shares	2,241,526,859	2,270,192,545
Preferred shares	2,227,800,664	2,257,961,948

Incremental shares from stock options granted under our Stock Option Plan	13,726,195	12,230,597

Earnings per share - Diluted – R$
Common shares	0.73	0.76
Preferred shares	0.73	0.76

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 8,197,646 preferred shares at March 31, 2012 and 4,352,885 preferred shares at March 31, 2011.

NOTE 28 – EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a)   Description of the plans

Entity	Name of benefit plan
Fundação Itaubanco	Supplementary retirement plan - PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam supplementary plan - PSI (2)
Itaubanco CD Plan (3) Itaubank retirement plan (3)
Fundação Bemgeprev	Supplementary retirement plan – Flexible premium annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I benefit plan (1)
Funbep II benefit plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg benefit plan (1)
Itaú Fundo Multipatrocinado	Itaú defined benefit plan (1)
Itaú defined contribution plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard basic retirement plan (1)
Redecard supplementary retirement plan (2) Redecard pension plan (3) (4)
UBB-PREV - Previdência Complementar	Unibanco pension plan (3)
Basic plan (1)
IJMS plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit plan II (1)

(1) Defined benefit plan.
(2) Variable contribution plan.
(3) Defined contribution plan.

(4) Redecard pension plan was changed in January 2011 from Defined Benefit – BD to Defined Contribution – CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

b)	Defined benefit plans

I -	Main assumptions used in actuarial valuation of retirement plans

	03/31/2012	03/31/2011
Discount rate	9.72% p.a.	9.72 p.a.
Expected return rate on assets	11.32% p.a.	12.32% p.a.
Mortality table (1)	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2008/2010	Itaú Exp. 2003/2004
Future salary growth	7.12% p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method (3)	Projected Unit Credit	Projected Unit Credit

(1) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.
The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(2) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.
(3) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

II –	Management of defined benefit plan assets

The management of funds of the closed-end private pension entities seeks to achieve the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

	At		% Allocation
Types	03/31/2012	12/31/2011	03/31/2012	12/31/2011	2012 Target
Fixed income securities	10,582	10,341	88.37%	87.84%	53% to 100%
Variable income securities	1,013	1,051	8.46%	8.93%	0% to 25%
Structured investments	14	14	0.12%	0.12%	0% to 10%
Real estate	342	344	2.86%	2.92%	0% to 6%
Loans to participants	23	23	0.19%	0.20%	0% to 5%
Total	11,974	11,773	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 528 (R$ 531 at December 31, 2011), and real estate rented to Group companies, with a fair value of R$ 296 (R$ 298 at December 31, 2011).

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the asset types detailed above. For the fixed-income segment, the interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III-	Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	03/31/2012	12/31/2011
1 - Net assets of the plans	11,974	11,773
2- Actuarial liabilities	(10,517)	(10,413)
3- Surplus (1-2)	1,457	1,360
4- Asset ceiling (*)	(1,310)	(1,263)
5- Net amount recognized in the balance sheet	147	97
Amount recognized in assets (Note 19a)	357	342
Amount recognized in liabilities	(210)	(245)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into consideration the adjustments in subsidiaries. The actuarial gains and losses for the period were recognized in income in General and administrative expenses.

IV	- Change in plan net assets, defined benefit obligations, and surplus

	03/31/2012			12/31/2011
	Plan net assets	Defined benefit obligation	Surplus	Plan net assets	Defined benefit obligation	Surplus
Present value – beginning of the period	11,773	(10,413)	1,360	11,229	(9,871)	1,358
Inclusion of Itaú Defined Contribution Plan	-	-	-	12	(13)	(1)
Effects of the partial spin-off of Redecard (1)	-	-	-	(44)	42	(2)
Expected return on assets (3)	326	-	326	1,342	-	1,342
Cost of current service	-	(22)	(22)	-	(91)	(91)
Interest cost	-	(246)	(246)	-	(930)	(930)
Benefits paid	(164)	164	-	(601)	601	-
Contributions of sponsors	7	-	7	42	-	42
Contributions of participants	4	-	4	9	-	9
Actuarial gain/(loss) (2) (3)	28	-	28	(216)	(151)	(367)
Present value - end of the period	11,974	(10,517)	1,457	11,773	(10,413)	1,360

(1) During the fiscal year 2011, a process of migration of participants from Redecard Retirement Plan, structured as a defined benefit plan, to the Redecard Pension Plan, which is structured as a defined contribution plan, was carried out. For those participants who migrated to the Redecard Pension Plan, the accumulation of future benefit is now performed as a defined contribution, and therefore there is no replacement for the same type of benefit.

(2) Gains (losses) recorded in plan assets correspond to the income earned above/below the expected return rate of assets.

(3) The actual return on assets amounted to R$ 354 (R$ 1,126 at 12/31/2011).

The history of actuarial gains and losses is as follows:

	03/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
Plan net assets	11,974	11,773	11,229	14,817	12,493
Defined benefit obligation	(10,517)	(10,413)	(9,871)	(11,234)	(11,264)
Surplus	1,457	1,360	1,358	3,583	1,229
Experience adjustments in plan net assets	28	(216)	703	1,067	(979)
Experience adjustments in defined benefit obligation	-	(151)	(886)	162	(823)

The amounts for the years 2007 through 2009, calculated based on the Brazilian standards equivalent to IAS 19, are presented only for change effects, considering that in conformity with the exemption set forth in IFRS 1, assets, liabilities, and gains and losses were recognized at 01/01/2010.

V-	Total revenue (expenses) recognized in income for the period

Total expenses recognized for defined benefit plans include the following components:

	03/31/2012	03/31/2011
Cost of current service	(22)	(24)
Interest cost	(246)	(235)
Expected return on the plan net assets	326	337
Effects on asset ceiling	(47)	(41)
Gain/(loss) for the period	28	-
Contributions of participants	4	2
Total revenue (expenses) recognized in income for the period	43	39

During the period, the contributions made totaled R$ 7 (R$ 6 from 01/01 to 03/31/2011). The contribution rate increases based on the beneficiary’s salary.

In 2012, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 39.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2012	646
2013	673
2014	697
2015	721
2016	746
2017 to 2021	4,119

c)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

The amount recognized in assets is R$ R$ 1,463 (R$ 1,443 from 01/01 to 03/31/2011) (Note 19a).

Total revenue recognized for defined contribution plans includes the following components:

	03/31/2012	03/31/2011
Contribution	(47)	(24)
Actuarial gain/(loss)	67	(61)
Effects on asset ceiling	-	84
Total revenue recognized in income for the period	20	(1)

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the period were recognized in income in General and administrative expenses.

In the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 60 (R$ 35 at 03/31/2011), of which R$ 47 (R$ 24 at 03/31/2011) were pension funds.

d )	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

	03/31/2012	12/31/2011
At the beginning of the period	(120)	(105)
Interest cost	(3)	(10)
Benefits paid	2	6
Actuarial loss	-	(11)
At the end of the period	(121)	(120)

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the period were recognized in income under “General and administrative expenses”.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2012	6
2013	7
2014	7
2015	8
2016	8
2017 to 2021	50

II-	Assumptions and sensitivity at 1%

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 28b I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	2	(1)
Effects on present value of obligation	17	(14)

NOTE 29 – INSURANCE CONTRACTS

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal control and technology aspects are analyzed, discussed and approved by the various areas involved.

The governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between product and evaluation areas, forming an organized group of activities that aims to add value to customers and to promote competitive differentials.

Internal rules provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of the process and product results.

There are also policies on underwriting risks in each segment, such as technical actuarial limits per insurance line and coverage, which are controlled systemically or operationally.

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.
•	Submission of the detailed product characteristics to Governance.
•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation.
•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on appropriate balances and minimum contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may exceed the loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main products

I-	Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 03/31/2012	01/01 to 03/31/2011	01/01 to 03/31/2012	01/01 to 03/31/2011
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	88.4	87.1	1.4	0.8
Group life	41.9	39.1	10.5	5.1
Commercial multiple peril	42.7	30.8	17.1	18.0
Credit life	20.9	23.0	21.0	24.2
Extended warranty - assets	20.0	16.5	65.1	46.2
Group accident insurance	6.9	7.5	33.6	47.7
Specified and all risks	85.2	69.4	1.7	8.1
Petroleum risks	7.5	5.7	11.9	8.8
Multiple risks	8.0	5.7	54.6	60.5

II-	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL (Plan Generator of Benefits): the main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.
•	VGBL (Redeemable Life Insurance): this is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB (Fund Generator of Benefits): this is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issued		Reinsurance		Retained premiums and contributions
	01/01 to 03/31/2012	01/01 to 03/31/2011	01/01 to 03/31/2012	01/01 to 03/31/2011	01/01 to 03/31/2012	01/01 to 03/31/2011
VGBL	3,100	2,140	-	-	3,100	2,140
PGBL	356	341	-	-	356	341
Warranty extension - assets	343	346	-	-	343	346
Group life	328	285	(14)	(3)	314	282
Group accident insurance	160	148	-	-	160	148
DPVAT	124	98	-	-	124	98
Credit life	108	103	-	-	108	103
Specified and all risks	71	67	(50)	(39)	21	28
Petroleum risks	63	94	(52)	(80)	11	14
Multiple risks	45	40	(1)	(1)	44	39
Commercial multiple peril	44	35	(9)	(5)	35	30
Engineering risks	36	15	(31)	(10)	5	5
Traditional	87	70	-	-	87	70
Other lines	333	294	(68)	(69)	265	225
	5,198	4,076	(225)	(207)	4,973	3,869

c)	Technical reserves for insurance and private pension

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and subsequent amendments.

I - Insurance:

•	Reserve for unearned premiums – recognized based on premiums issued, calculated on a “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed. The reserve for unearned premiums for risks in force but not yet issued is recognized based on a technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are for policies that are still in the process of issuance;

•	Reserve for premium deficiency – recognized according to a technical actuarial note if a premium deficiency is found;

•	Reserve for unsettled claims – recognized based on claims of loss in an amount sufficient to cover future commitments. In order to determine the amount to be provided for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical rules, taking into consideration the likelihood of an unfavorable outcome to the insurance company;

•	Reserve for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not yet reported;

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

II – Private pension:

The mathematical reserves represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•	Mathematical reserves for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized when insufficient premiums or contribution are determined;

•	Reserve for unexpired risks – recognized to reflect the estimate of risks in force but not expired;

•	Reserve for claims incurred but not reported (IBNR) – recognized based on the estimated amount of claims incurred but not reported;

•	Reserve for financial surplus – refers to the difference between the contributions adjusted daily by the gains/losses in the investment portfolio and the accumulated fund recorded;

•	Other reserves – mainly refer to the reserve for administrative expenses recognized according to an actuarial technical note to cover expenses arising from the payment of benefits provided for in the plan, in view of the claims incurred and to be incurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

	03/31/2012				12/31/2011
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	7,609	20,893	42,402	70,904	5,527	18,296	33,041	56,864
(+) Additions arising from premiums/contribution	1,643	416	3,078	5,137	16,681	1,706	9,936	28,323
(-) Deferral of risk	(1,604)	-	-	(1,604)	(15,694)	-	-	(15,694)
(-) Payment of claims/benefits	(513)	(28)	(1)	(542)	(1,508)	(103)	(6)	(1,617)
(+) Reported claims	497	-	-	497	2,020	-	-	2,020
(-) Redemptions	(1)	(261)	(1,069)	(1,331)	(152)	(917)	(3,745)	(4,814)
(+/-) Net portability	-	100	13	113	(115)	152	(14)	23
(+) Adjustment of reserves and financial surplus	-	533	1,191	1,724	1	1,658	3,362	5,021
(+/-) Other (recognition/reversal)	71	6	(1)	76	849	101	(172)	778
Reserves for insurance and private pension	7,702	21,659	45,613	74,974	7,609	20,893	42,402	70,904

	INSURANCE		PRIVATE PENSION		TOTAL
	03/31/2012	12/31/2011	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Mathematical reserve for benefits to be granted and benefits granted	29	17	65,900	61,953	65,929	61,970
Unearned premiums	3,061	3,026	-	-	3,061	3,026
Unsettled claims (*)	2,245	2,297	-	-	2,245	2,297
IBNR (*)	759	712	11	10	769	722
Premium deficiency	327	313	-	-	327	313
Insufficient contribution	-	-	700	692	700	692
Financial surplus	2	2	497	475	498	477
Other (Note 29c I)	1,281	1,242	165	165	1,446	1,407
Total	7,702	7,609	67,272	63,295	74,974	70,904

(*) The provision for unsettled claims is detailed in Note 29e.

d)	Deferred selling expenses

Deferred acquisition cost of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Insurance
Balance at 01/01/2012	2,064
Increase	25
Amortization	(19)
Balance at 03/31/2012	2,070
Balance to be amortized in up to 12 months	1,514
Balance to be amortized after 12 months	556

Balance at 01/01/2011	1,649
Increase	583
Amortization	(168)
Balance at 12/31/2011	2,064
Balance to be amortized in up to 12 months	1,495
Balance to be amortized after 12 months	569

 The amounts of deferred selling expenses from reinsurance are stated in Note 29l

e) Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet at December 31,2011.

The reserve for unsettled claims is comprised as follows, at December 31, 2011:

I – Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	2,574
DPVAT operations	282
Retrocession and other estimates	163
Total of provision (*)	3,019

(*) The total provision refers to unsettled claims and provision for claims incurred but not reported (IBNR).

Date	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	Total
At the end of reporting period	1,030	1,906	2,137	1,768	1,530	1,890	1,771
After 1 year	1,030	1,963	2,140	1,787	1,590	2,031	-
After 2 years	1,037	2,036	2,206	1,778	1,606	-	-
After 3 years	1,046	2,059	2,212	1,739	-	-	-
After 4 years	1,056	2,052	2,201	-	-	-	-
After 5 years	1,056	2,036	-	-	-	-	-
After 6 years	1,052	-	-	-	-	-	-

Current estimate	1,052	2,036	2,201	1,739	1,606	2,031	1,771	12,436
Accumulated payments through base date	1,006	1,964	2,078	1,584	1,319	1,404	852	10,207
Liabilities recognized in the balance sheet	46	72	123	155	287	627	919	2,229
Liabilities in relation to years prior to 2005								345
Total liabilities included in balance sheet								2,574

II - Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	1,245
DPVAT operations	282
Reinsurance, retrocession and other estimates	1,492
Total of provision (*)	3,019

(*) The total provision refers to unsettled claims and provision for claims incurred but not reported (IBNR).

Date	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	Total
At the end of reporting period	808	865	1,027	1,157	1,197	1,269	1,311
After 1 year	808	899	1,044	1,164	1,188	1,180	-
After 2 years	813	921	1,063	1,161	1,190	-	-
After 3 years	820	929	1,071	1,157	-	-	-
After 4 years	829	928	1,076	-	-	-	-
After 5 years	827	932	-	-	-	-	-
After 6 years	834	-	-	-	-	-	-

Current estimate	834	932	1,076	1,157	1,190	1,180	1,311	7,680
Accumulated payments through base date	796	879	1,002	1,062	1,084	1,029	743	6,595
Liabilities recognized in the balance sheet	38	53	74	95	106	151	568	1,085
Liabilities in relation to years prior to 2005								160
Total liabilities included in balance sheet								1,245

The amounts shown in the tables above express the position at 12/31/2011, since the actuarial calculations are made semi-annually. Variations observed in the estimates of losses occurred in 2010 result mainly from atypical events, with gross amounts frequently higher than the average previously observed. However, as the percentages for reinsurance are high, the net analysis is not affected by this factor. In addition, in view of the high volatility inherent in the analysis of reinsurance gross data, particularly in all risks operations, the analysis of amounts net of reinsurance is recommended.

f)	Liability adequacy test

As established in IFRS 4 – “Insurance Contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are based on the legislation in force.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e) Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

The liability adequacy test did not show insufficiency in any of presented year-ends.

g) Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING benchmarks and the experience of the actuaries.

Sensitivity analyses were carried out with the amounts of current estimates based on the variations of the main actuarial assumptions. The results of LAT (liability adequacy test) sensitivity analysis were as follows:

Impact on the result of LAT
Sensitivity analysis	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency

10 bp increase in risk-free interest rates	Without insufficiency	Without insufficiency
10 bp decrease in risk-free interest rates	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency

h) Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	03/31/2012			03/31/2011
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)

PROPERTY AND CASUALTY
Extended warranty	343	343	100.0	346	346	100.0
Credit life	108	108	100.0	114	103	90.4
Mandatory personal injury caused by motor vehicle (DPVAT)	124	124	100.0	98	98	100.0
Multiple risks	45	44	97.8	40	39	97.5

INDIVIDUALS
Group life	328	314	95.7	285	282	98.9
Group accident insurance	160	160	100.0	148	148	100.0
Individual accident	26	26	100.0	21	21	100.0
Individual life	5	5	100.0	5	5	100.0

LARGE RISKS
Specified and operational risks	71	21	29.6	67	28	41.8
Petroleum risks	63	11	17.5	94	14	14.9
Engineering	36	5	13.9	15	5	33.3

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Decentralized management of underwriting risk

The underwriting risk management is the responsibility of the business area coordinated by the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries with the participation of the institutional actuarial area and product units and managers. These units, in their daily operations, accept risks based on the profitability of their businesses.

j)	Duties and responsibilities

I-	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.

•	Control and evaluation of changes in the policies of insurance and private pension.

•	Monitoring the performance of the insurance and private pension portfolios.

•	Construction of underwriting risk models.

•	Risk assessment of insurance and private pension products when created and on an ongoing basis.

•	Establishment and publication of the underwriting risk management structure.

•	Adoption of remuneration policies that discourage behavior incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II-	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.

•	Report, on a regular basis, operational risk events to the independent executive area responsible for risk control.

•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas of ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III-	Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and claim losses.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV - Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate underwriting policies and procedures that address the entire underwriting cycle.

•	Develop strategic indicators, informing about possible gaps to higher levels.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

•	Monitor the risks incurred by business units exposed to underwriting risk.

•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI-	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for the risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII- Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.

•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII- Internal audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of insurance and private pension operations, according to the guidelines of the audit committee.

Insurance and private pension managers work together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is carried out in accordance with actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the mitigating of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is the possibility of incurring losses due to fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share values and commodity prices.

The market risk limit structure is designed and approved by the Superior Risk Committee (CSRisc) after discussions and deliberations of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits.

Market risk is analyzed based on the following metrics:

•	Statistical Value at Risk (VaR - Value at Risk): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a defined time horizon and confidence interval (Note 35);
•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets and liabilities of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio;
•	Sensitivity (DV01): in relation to insurance operations, impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates.

	03/31/2012		12/31/2011
Class	Account balance	DV01 (R$ thou)	Account balance	DV01 (R$ thou)
Government securities
NTN-C	2,029.9	(2.1)	2,766.0	(2.7)
NTN-B	795.4	(1.1)	1,400.0	(1.3)
NTN-F	6.7	(0.0)	28.0	-
LTN	147.4	(0.0)	-	-

Derivatives	(128.8)	(0.0)	-	-

Private securities
Indexed to IGPM	105.7	(0.0)	141.0	-
Indexed to IPCA	203.4	(0.1)	224.0	(0.2)
Indexed to PRE	61.0	(0.0)	93.0	-

Floating assets	3,755.6		5,607.0

Under agreements to resell - over	3,039.2		6,433.0

Total	10,015.3	(3.4)	16,692.0	(4.2)

The column DV01 is the impact for a movement of + 0.01% (1 base point) in the index rate. In this case, as they are asset positions, the positive impact on the rate contributes negatively for income.

Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis-à-vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	03/31/2012		12/31/2011		Assets	03/31/2012		12/31/2011
Technical provision	Amount	DU (*)	Amount	DU (*)	Backing asset	Amount	DU (*)	Amount	DU (*)
PPNG, PPNG-RVNE, PCP and OPT (1)	1,729	12	1,690	12	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,729	5	1,690	7
Reserve for premium deficiency	245	187	233	187	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	245	6	233	7
IBNR and Provision for unsettled claims (2)	1,275	19	1,401	19	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,275	5	1,401	7
Other Reserves	310	-	303	-	LFT, Repurchase Agreements, NTN-B, CDB, and Debentures	310	-	303	-
Subtotal	3,559		3,627		Subtotal	3,559		3,627
Provisions
Administrative expenses	45	125	43	125	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	45	8	43	7
Mathematical reserve for benefits granted	997	126	977	126	LFT, Repurchase Agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and Debentures	997	124	977	124
Mathematical reserve for benefits to be granted – PGBL/ VGBL	61,524	109	57,626	109	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures (3)	61,524	8	57,626	8
Mathematical reserve for benefits to be granted – Traditional	3,395	116	3,365	116	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,395	109	3,365	109
Insufficient contribution	700	109	692	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	700	109	692	109
Financial surplus	498	109	477	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	498	109	477	109
Subtotal	67,159		63,180		Subtotal	67,159		63,180
Total technical reserves	70,718		66,807		Total backing assets	70,718		66,807

(*) DU – Duration in months

(1) Net amount of Credit Right.

(2) Net of escrow deposits and reserves retained IRB.

(3) Excluding PGBL/VGBL reserves allocated in variable income.

Credit Risk

For reinsurance operations, the internal policy prohibits excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations represents less than 32.72% of total. In addition, we follow the SUSEP rules about reinsurers with which we operate, mainly with respect to “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poor's	BBB-
Fitch	BBB-
Moody´s	Baa3
AM Best	B+

I) Reinsurance

Expenses and revenue from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the last two being respectively reinsurance companies with or without representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatorily ceded to local reinsurance companies.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in “Other assets - prepaid expenses” and amortized to “Other operating expenses” over the effectiveness period of the contract on a daily accrual basis.

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Opening balance	214	176	313	106
Issued contracts	-	-	209	926
Recoverable claims	(38)	52	-	-
Prepayments/Payments to Reinsurer	23	32	(177)	(751)
Monetary adjustment and interest of claims	-	-	(4)	32
Other increase/reversal	(1)	(46)	-	-
Closing balance	198	214	341	313

II – Balances of technical reserves with reinsurance assets

	03/31/2012	12/31/2011
Reinsurance claims	1,294	1,394
Reinsurance premiums	513	535
Reinsurance commission	(58)	(58)
Closing balance	1,749	1,871

III – Changes in balances of technical reserves for reinsurance claims

	03/31/2012	12/31/2011
Opening balance	1,394	1,185
Reported claims	105	615
Paid claims	(207)	(101)
Other increase/reversal	2	(305)
Closing balance	1,294	1,394

IV – Changes in balances of technical reserves for reinsurance premiums

	03/31/2012	12/31/2011
Opening balance	535	404
Receipts	201	814
Payments	(224)	(683)
Closing balance	512	535

V – Changes in balances of technical reserves for reinsurance commission

	03/31/2012	12/31/2011
Opening balance	(58)	(59)
Receipts	(14)	(50)
Payments	14	51
Closing balance	(58)	(58)

m) Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The National Council of Private Insurance (CNSP) is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendency of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A.. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

n) Capital requirements for insurance activity

The National Council of Private Insurance (CNSP), following the worldwide trend towards the strengthening of the insurance market, disclosed on December 6, 2010, CNSP Resolution No. 227, (which revoked Resolutions No. 178 of December 28, 2007 and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. These documents define the rules on the regulatory capital required for authorization and operation of insurance and private pension companies, and rules for the allocation of capital to underwriting risk for the various insurance lines. In January 2011, CNSP Resolution No. 228, of December 6, 2010, which provides for the criteria for establishment of additional capital based on credit risk of the supervised companies, came into effect.

The adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and private pension activities is higher than the required regulatory capital in Itaú Seguros S.A., R$ 714 (R$ 2,049 at 12/31/2011) and Itaú Vida e Previdência S.A., R$ 400 (R$ 1,565 at 12/31/2011).

NOTE 30 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	03/31/2012		12/31/2011
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	86,169	86,169	108,721	108,721
Interbank deposits	24,299	24,335	27,821	27,849
Securities purchased under agreements to resell	122,819	122,819	92,248	92,248
Financial assets held for trading (*)	120,064	120,064	121,889	121,889
Financial assets designated at fair value through profit or loss (*)	189	189	186	186
Derivatives (*)	8,842	8,842	8,754	8,754
Available-for-sale financial assets (*)	55,005	55,005	47,510	47,510
Held-to-maturity financial assets	3,010	3,795	3,105	3,713
Loan operations and lease operations	324,192	325,199	322,391	323,021
Other financial assets	38,394	38,394	40,254	40,254
Financial liabilities
Deposits	231,345	231,262	242,636	242,554
Securities sold under repurchase agreements	199,804	199,804	185,413	185,413
Financial liabilities held for trading (*)	736	736	2,815	2,815
Derivatives (*)	7,547	7,547	6,747	6,747
Interbank market debt	89,850	89,756	90,498	90,350
Institutional market debt	56,970	56,642	54,807	54,807
Liabilities for capitalization plans	2,856	2,856	2,838	2,838
Other financial liabilities	42,861	42,861	44,119	44,119

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 35) are represented by Standby Letters of Credit and Guarantees Provided, which amount to R$ 53,150 (R$ 51,530 at 12/31/2011) with an estimated fair value of R$ 690 (R$ 695 at 12/31/2011).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and Deposits on Demand, Central Bank Compulsory Deposits, Securities Purchased under Agreements to Resell and Other Financial Assets – the carrying amounts for these instruments approximate their fair values.

b)	Interbank Deposits – ITAÚ UNIBANCO HOLDING estimates the fair values of interbank investments by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. The fair value of government securities are determined based on the interest rates provided by third parties in the market and they are validated by comparing them with the information disclosed by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: the cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&F, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)

•	Futures and forwards: quotations on exchanges or criteria identical to those applied to swaps;

•	Options: the fair values are determined based on mathematical models (such as Black & Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: inversely related to the probability of default (allowance for loan losses) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – the fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Interest-bearing and non-interest bearing financial liabilities which include: Deposits, Securities Sold under Repurchase Agreements, Financial Liabilities Held for Trading, Interbank and Institutional Market Debt, Liabilities for Capitalization Plans and Other Financial Liabilities

And for:

•	Non-interest bearing deposits – the fair value of demand deposits is equal to the carrying amount.
•	Interest-bearing financial liabilities – the fair value of time deposits with a floating rate approximates their carrying amount. The fair value of time deposits at fixed rate was estimated using discounted cash flow with the adoption of the interest rate offered by ITAÚ UNIBANCO HOLDING on the respective balance sheet date. The carrying amount of securities sold under securities repurchase agreements, commercial lines and other short-term loan liabilities are close to the fair value of such instruments. The fair value of other long-term liabilities is estimated using cash flows discounted at the interest rates offered in the market for similar instruments. These interest rates are obtained from different sources (usually Bloomberg), from which the risk-free yield curve and the risk-free spread traded for similar instruments are derived.

f)	Off-balance sheet financial instruments – The fair value of commitments to grant credit was estimated based on the rates currently charged for similar agreements, considering the remaining term of the agreements and the credit quality of the counterparties. The fair value of standby letters of credit, commercial letters and guarantees was based on commissions currently charged for similar agreements or at the cost estimated to settle the agreements, or otherwise settle the obligations with the counterparties. The fair value of derivatives includes financial assets/liabilities at fair value through profit or loss or in other liabilities, as described in Note 2.4.g and presented in Note 7. See Notes 7 and 30 for the notional amount and estimated fair value of our derivative financial instruments.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial Assets for Trading, Available for Sale, and Designated at Fair Value through Profit or Loss:

Level 1: highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: when the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: when no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government securities (mainly NTN-I, NTN-A1 CRIs, and TDA falling due after 2025 and CVS), promissory notes and securities that are not usually traded in an active market.

Derivatives:

Level 1: derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: for derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black & Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: the derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by level

The following table presents the breakdown of risk levels at March 31, 2012 and December 31, 2011 for financial assets held for trading and available-for-sale financial assets.

	03/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	95,828	23,992	244	120,064	100,041	21,558	290	121,889
Investment funds	-	1,381	-	1,381	-	1,339	-	1,339
Brazilian government securities	89,275	193	-	89,468	93,727	187	-	93,914
Brazilian external debt bonds	844	-	-	844	910	-	-	910
Government securities – other countries	1,126	96	-	1,222	722	80	-	802
Argentina	170	-	-	170	225	-	-	225
United States	590	-	-	590	292	-	-	292
Mexico	359	-	-	359	205	-	-	205
Chile	-	70	-	70	-	50	-	50
Uruguay	-	25	-	25	-	27	-	27
Other	7	1	-	8	-	3	-	3
Corporate securities	4,583	22,322	244	27,149	4,682	19,952	290	24,924
Shares	2,529	-	-	2,529	2,241	56	-	2,297
Securitized real estate loans	-	23	-	23	-	24	-	24
Bank deposit certificates	-	6,431	-	6,431	-	7,820	-	7,820
Debentures	2,054	1,433	-	3,487	2,434	1,092	-	3,526
Eurobonds and others	-	1,567	-	1,567	7	1,424	-	1,431
Promissory notes	-	-	244	244	-	-	290	290
Financial credit bills	-	12,135	-	12,135	-	8,973	-	8,973
Other	-	733	-	733	-	563	-	563
Available-for-sale financial assets	26,011	27,275	1,719	55,005	20,988	24,926	1,596	47,510
Investment funds	-	755	-	755	-	806	-	806
Brazilian government securities	12,404	34	257	12,695	12,120	45	259	12,424
Brazilian external debt bonds	8,856	-	-	8,856	5,906	-	-	5,906
Government securities – other countries	267	5,541	-	5,808	11	4,306	-	4,317
United States	241	-	-	241	-	-	-	-
Denmark	-	1,790	-	1,790	-	1,949	-	1,949
Spain	-	-	-	-	-	418	-	418
Korea	-	1,640	-	1,640	-	295	-	295
Mexico	-	-	-	-	11	-	-	11
Chile	-	1,593	-	1,593	-	995	-	995
Paraguay	-	329	-	329	-	344	-	344
Uruguay	-	164	-	164	-	268	-	268
Other	26	25	-	51	-	37	-	37
Corporate securities	4,484	20,945	1,462	26,891	2,951	19,769	1,337	24,057
Shares	1,852	2,060	-	3,912	808	3,170	-	3,978
Securitized real estate loans	-	7,430	968	8,398	-	7,323	691	8,014
Bank deposit certificates	-	300	-	300	-	274	-	274
Debentures	2,632	5,765	-	8,397	2,103	5,133	-	7,236
Eurobonds and others	-	4,266	-	4,266	40	3,598	-	3,638
Promissory notes	-	-	494	494	-	-	646	646
Financial credit bills	-	773	-	773	-	-	-	-
Other	-	351	-	351	-	271	-	271
Financial assets designated at fair value through profit or loss	-	189	-	189	-	186	-	186
Brazilian government securities	-	189	-	189	-	186	-	186
Financial liabilities designated at fair value	-	736	-	736	-	2,815	-	2,815
Structured notes	-	736	-	736	-	2,815	-	2,815

The following table presents the breakdown of risk levels at March 31, 2012 and December 31, 2011 for our derivative assets and liabilities.

	03/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	-	8,524	318	8,842	17	7,832	905	8,754
Options	-	1,204	169	1,373	-	1,755	688	2,443
Forwards	-	3,696	2	3,698	-	2,326	4	2,330
Swap – Differential receivable	-	2,647	15	2,662	-	2,732	18	2,750
Swap with USD check	-	-	-	-	-	4	-	4
Check of swap	-	3	-	3	-	-	-	-
Credit derivatives	-	777	-	777	-	399	-	399
Futures	-	-	-	-	17	9	-	26
Other derivatives	-	197	132	329	-	607	195	802
Derivatives - Liabilities	(15)	(7,356)	(176)	(7,547)	-	(6,047)	(700)	(6,747)
Options	-	(1,417)	(150)	(1,567)	-	(1,930)	(676)	(2,606)
Forwards	-	(2,829)	(10)	(2,839)	-	(1,136)	(8)	(1,144)
Swap – Differential payable	-	(2,915)	(11)	(2,926)	-	(2,782)	(16)	(2,798)
Swap with USD check	-	(2)	-	(2)	-	-	-	-
Check of swap	-	-	-	-	-	(2)	-	(2)
Credit derivatives	-	(103)	-	(103)	-	(110)	-	(110)
Futures	(15)	(5)	(5)	(25)	-	-	-	-
Other derivatives	-	(85)	-	(85)	-	(87)	-	(87)

Level 3 recurring fair value measurements

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy:

Distribution by level

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	290	7	-	(53)	-	244	-
Corporate securities	290	7	-	(53)	-	244	-
Promissory notes	290	7	-	(53)	-	244	-
Available-for-sale financial assets	1,596	56	234	(167)	-	1,719	-
Brazilian government securities	259	(2)	-	-	-	257	-
Corporate securities	1,337	58	234	(167)	-	1,462	-
Securitized real estate loans	691	43	234	-	-	968	-
Promissory notes	646	15	-	(167)	-	494	-

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	905	(29)	110	(668)	-	318	-
Options	688	48	94	(661)	-	169	-
Swap – Differential receivable	18	-	2	(5)	-	15	-
Forwards	4	-	-	(2)	-	2	-
Other derivatives	195	(77)	14	-	-	132	-
Derivatives - Liabilities	(700)	17	(87)	594	-	(176)	-
Options	(676)	38	(78)	566	-	(150)	-
Forwards	(8)	-	(3)	1	-	(10)	-
Swap – Differential payable	(16)	-	-	5	-	(11)	-
Futures	-	(21)	(6)	22	-	(5)	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	159	89	1,422	(1,391)	11	290	-
Corporate securities	159	89	1,422	(1,391)	11	290	-
Securitized real estate loans	157	85	562	(804)	-	-	-
Promissory notes	-	3	697	(410)	-	290	-
Other	2	1	163	(177)	11	-	-
Available-for-sale financial assets	1,647	767	3,217	(3,530)	(505)	1,596	266
Brazilian government securities	320	-	38	(64)	(35)	259	(100)
Corporate securities	1,327	767	3,179	(3,466)	(470)	1,337	366
Shares	-	-	227	-	(227)	-	-
Securitized real estate loans	62	686	1,125	(1,103)	(79)	691	366
Promissory notes	1,265	78	1,666	(2,363)	-	646	-
Other	-	3	161	-	(164)	-	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	485	811	835	(1,226)	-	905	(93)
Options	56	89	690	(147)	-	688	(63)
Swap – Differential receivable	5	(15)	28	-	-	18	3
Forwards	-	-	4	-	-	4	-
Credit derivatives	261	57	104	(422)	-	-	-
Other derivatives	163	680	9	(657)	-	195	(33)
Derivatives - Liabilities	(335)	130	(166)	(329)	-	(700)	(316)
Options	(188)	82	(110)	(460)	-	(676)	(302)
Forwards	-	-	(8)	-	-	(8)	-
Swap – Differential payable	(6)	(13)	(16)	19	-	(16)	(14)
Credit derivatives	(119)	55	(5)	69	-	-	-
Futures	(9)	6	(27)	30	-	-	-
Other derivatives	(13)	-	-	13	-	-	-

Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

There were no significant transfers between Level 1 and Level 2 during the period ended March 31, 2012 and December 31, 2011.

There were transfers from Level 3 to Level 2 in view of the extension of curves verified in the market.

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 is measured through assessment techniques comprising assumptions not evidenced by current transaction prices in active markets, as explained in item f above. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets (volatility arising from lack of alignment between the derivative and underlying asset prices):

		(Amounts in R$ million)
Sensitivity – Level III Operations		03/31/2012
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
Interest rates	I	(0.0)	(0.9)
	II	(0.4)	(20.0)
	III	(0.7)	(39.3)
Currency, commodities, and ratios	I	(1.1)	-
	II	(2.8)	-
Nonlinear	I	(28.4)	-
	II	(63.1)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 base points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, Commodities and Ratios

Shocks at 5 and 10 base points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

NOTE 31 – PROVISIONS, CONTINGENCIES AND OTHER COMMITMENTS

Provision	03/31/2012	12/31/2011

Civil	3,295	3,166
Labor	4,115	4,014
Tax and social security	8,994	8,645
Other	169	165
Total	16,573	15,990
Current	1,091	3,140
Non-current	15,482	12,850

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court (STF) is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice (STJ) has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 826 (R$ 603 at 12/31/2011); these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interest in Joint Ventures.

-	Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

There are no off-balance sheet contingencies relating to labor claims.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (salary variations compensation fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for contingent liabilities and the respective escrow deposits:

	01/01 to 03/31/2012
	Civil	Labor	Other	Total
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 25)	40	28	-	68
Changes in the period reflected in results (Note 25)	449	227	4	680
Increase (*)	549	239	5	793
Reversal	(100)	(12)	(1)	(113)
Payment	(364)	(145)	-	(509)
Subtotal	3,154	3,194	169	6,517
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	141	921	-	1,062
Closing balance	3,295	4,115	169	7,579
Escrow deposits at 03/31/2012 (Note 19a)	1,988	2,435	-	4,423

 (*) Civil provisions include the provision for economic plans amounting to R$ 95.

	01/01 to 03/31/2011
	Civil	Labor	Other	Total
Opening balance	2,974	3,986	173	7,133
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(309)	(1,113)	-	(1,422)
Subtotal	2,665	2,873	173	5,711
Interest (Note 25)	4	30	-	34
Changes in the period reflected in results (Note 25)	360	165	(5)	520
Increase (*)	469	202	-	671
Reversal	(109)	(37)	(5)	(151)
Payment	(257)	(149)	-	(406)
Subtotal	2,772	2,919	168	5,859
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	209	1,097	-	1,306
Closing balance	2,981	4,016	168	7,165
Escrow deposits at 03/31/2011	1,775	2,313	-	4,088

(*) Civil provisions include the provision for economic plans amounting to R$ 164.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 03/31/2012	01/01 to 03/31/2011
Opening balance	8,645	7,324
(-) Contingencies guaranteed by indemnity clause	(57)	(44)
Subtotal	8,587	7,279
Interest (1)	225	175
Changes in the period reflected in results	170	297
Increase (1)	203	369
Reversal (1) (2)	(33)	(72)
Payment (2)	(46)	(12)
Subtotal	8,936	7,739
(+) Contingencies guaranteed by indemnity clause	58	43
Closing balance (3)	8,994	7,782

 (1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash Settlement or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. In the first half of 2010, taxes administered by the Federal Revenue Service of Brazil were included, mainly relating to the increase of the calculation basis of PIS and COFINS, set forth in paragraph 1 of article 3 of Law No. 9,718, of November 27, 1998.

(3) Includes amounts arising from investments in joint ventures of R$11.

Escrow deposits	03/31/2012	03/31/2011
Opening balance	5,178	4,683
Appropriation of interest	136	125
Changes in the period	212	77
Deposits made	217	93
Withdrawals	(4)	(12)
Deposits released	(1)	(4)
Closing balance (Note 19a)	5,526	4,885

The main discussions related to “Provisions” for tax are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,029: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,109.

•	CSLL – Isonomy – R$ 1,516: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The escrow deposit balance totals R$ 345.

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 497: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The escrow deposit balance totals R$ 497.

•	PIS – R$ 377 - Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 132.

Tax contingencies not recognized in the balance sheet - in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 6,727. The main discussions are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,192: cases in which the liquidity and the offset of credits are discussed.

•	IRPJ, CSLL - Interest on capital - R$ 842: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

•	INSS – Non-compensatory amounts – R$ 679: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL - Losses and discounts granted on receipt of credits – R$ 471: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 380: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and/or arise from activities not listed in a Supplementary Law.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 322: we discuss the proper accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 736 (R$ 626 at 12/31/2011) (Note 19a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	03/31/2012	03/31/2011
Financial assets held for trading and Available-for-sale financial assets (basically Financial Treasury Bills)	1,590	1,499
Deposits in guarantee (Note 19a)	3,285	3,336

In general ITAÚ UNIBANCO HOLDING litigation provisions are long-term liabilities considering the time required to conclude legal cases through the court system in Brazil. Due to this fact, we note that it is difficult to make accurate estimates regarding the specific year that a legal case will be concluded, particularly in the earlier stages of a case. For this reason, ITAÚ UNIBANCO HOLDING has not included estimates regarding future settlement date for the most significant provisions resulting from litigation.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

NOTE 32 – REGULATORY CAPITAL

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: In general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad, and

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by ITAÚ UNIBANCO HOLDING, regardless of whether they are supervised or not by the Central Bank.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	03/31/2012		12/31/2011
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier 1	72,113	72,860	71,052	71,601
Tier 2	21,124	21,124	21,564	21,565
Other deductions required by Central Bank of Brazil	(33)	(33)	(55)	(55)
Total	93,204	93,951	92,561	93,111
Requirement for coverage of risk exposures:
Credit	59,587	57,886	59,189	57,629
Market	2,088	2,051	1,079	1,076
Operational	3,963	4,394	3,460	3,851
Minimum regulatory capital required	65,638	64,331	63,728	62,556
Excess of regulatory capital over minimum regulatory capital required	27,566	29,620	28,833	30,555
Exposure weighted by risk	596,708	584,827	579,338	568,693
Capital to risk-weighted assets ratio - %	15.6	16.1	16.0	16.4

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Name of security	Issue	Maturity	Return p.a.	Principal R$

Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,970
			100% CDI + 0.35% to 0.45%	732
			IGPM + 7.31 to 7.35%	278
	2002	2012	102.5% of CDI	200
	2008	2013	100% CDI + 0.50% to 0.60%	1,558
			106% to 107% of CDI	48
	2003	2013	102% of CDI	40
	2007	2014	100% CDI + 0,35% to 0.60%	1,865
			IGPM + 7.35%	33
	2008	2014	112% of CDI	1,000
	2008	2015	119.8% of CDI	400
	2010	2015	113% of CDI	50
	2006	2016	100% CDI + 0.47% (*)	466
	2010	2016	110% to 114% of CDI	2,665
			IPCA + 7.33%	123
	2010	2017	IPCA + 7.45%	367
			TOTAL	14,795

Subordinated financial bills
	2010	2016	100% CDI + 1.35% to 1.36%	365
			112% to 112.5% of CDI	1,874
			IPCA + 7.00%	30
	2010	2017	IPCA + 6.95% to 7.20%	206
	2011	2017	108% to 112% of CDI	3,224
			IPCA + 6.15% to 7.80%	352
			IGPM + 6.55% to 7.60%	138
			100% CDI + 1.29% to 1.52%	3,650
	2011	2018	IGPM + 7.00%	42
			IPCA + 7.53% to 7.70%	30
	2012	2018	109% to 112.5% of CDI	1
	2011	2019	109% to 109.70% of CDI	1
	2012	2019	110% of CDI	1
	2012	2020	111% of CDI	1
	2011	2021	109.25 to 110.50% of CDI	6
			TOTAL	9,921

Subordinated euronotes
	2010	2020	6.20%	1,731
	2010	2021	5.75%	1,694
	2011	2021	5.75% to 6.20%	1,167
	2012	2021	6.20%	957
			TOTAL	5,549

(*) Subordinated CDBs may be redeemed from November 2011.

NOTE 33 – SEGMENT INFORMATION

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The four operational and reporting segments of ITAÚ UNIBANCO HOLDING are: Commercial Bank, Itaú BBA, Consumer Credit, and Activities with the Market + Corporation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Itaú Unibanco – Commercial Bank

The Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and medium-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the needs of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, ITAÚ UNIBANCO HOLDING is constantly seeking to increase the number of products provided to clients, diversifying the sources of income. The segment is an important source of funding to our operations and provides significant interest and banking services income.

Itaú Unibanco – Itaú BBA

Itaú BBA is the segment responsible for banking operations of large companies and investment banking services is named Itaú BBA. Itaú BBA offers a wide range of products and services to the largest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining an in-depth knowledge of their needs and providing customized solutions. The investment banking activities comprise lending to the corporate segment composed of funds through fixed and variable income instruments. In addition, it performs activities related to mergers and acquisitions.

•	Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of the strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to low income individuals. The business of vehicle financing comprises: new vehicles, used vehicles, heavy vehicles and motorcycles. The credit approval process of vehicle operations is based on scoring models that provides prompt approval of credit proposals for the clients, using the Internet to process these proposals with security and efficiency.

•	Itaú Unibanco – Activities with the Market + Corporation

The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets. In this segment, the effect of non-recurring items that are not considered in the managerial statement of income is also presented.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) It includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using certain management criteria. The main impacts are described below:

Capital allocation to each segment

The book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to the segments, based on Tier I Capital, following a proprietary model, with the surplus capital and subordinated debt being allocated to the Activities with the Market + Corporation segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Share of profit of unconsolidated companies which are not related to each segment and non-controlling interest were allocated to the Activities with the Market + Corporation segment.

Net Interest Income

ITAÚ UNIBANCO HOLDING adopts a strategy to manage the foreign exchange risk of subsidiaries outside Brazil in order to economically hedge against impacts on the results arising from variation in exchange rates. In order to achieve this objective, derivative instruments to hedge against such foreign currency risk are used. Hedge accounting is not applied for those derivatives; they are recorded instead at fair value with gains and losses included in income.

The hedging strategy considers all tax effects: Either the ones not related to taxes or to non-deductibility of the exchange variation on the investments abroad, or the gains and losses on derivative financial instruments used. When the parity of the Brazilian Real against foreign currencies is considerable, there is a significant impact on interest income and expense.

As a result of the above, a managerial statement of income to report segment information is adopted. The managerial statement of income is prepared by making reclassifications to the financial statements in accordance with the accounting practices adopted in Brazil. Tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS), and income tax and social contribution expense were reclassified for the segment information.

Additionally, the managerial financial margin includes, for each operation, allocation of its opportunity cost.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to March 31, 2012

(In millions of reais, except for share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	13,063	1,885	3,458	1,443	19,828	1,008	20,836
Interest margin (1)	8,537	1,357	2,053	1,357	13,306	1,243	14,549
Banking service fees	2,960	562	1,405	86	5,003	(341)	4,662
Income from insurance, private pension, and capitalization operations before claim and selling expenses	1,468	5	(12)	-	1,461	13	1,474
Other income	98	(39)	12	-	58	93	151
Losses on loans and claims	(3,948)	(26)	(1,253)	(77)	(5,304)	(30)	(5,334)
Expenses for allowance for loan losses	(4,366)	(79)	(1,531)	(55)	(6,031)	(32)	(6,063)
Recovery of loans written off as loss	883	53	278	(22)	1,192	1	1,193
Expenses for claims	(465)	-	-	-	(465)	1	(464)
Operating margin	9,115	1,859	2,205	1,366	14,524	978	15,502
Other operating income (expenses)	(6,741)	(771)	(1,763)	(103)	(9,385)	(784)	(10,169)
Non-interest expenses (2)	(6,127)	(682)	(1,526)	(87)	(8,429)	(491)	(8,920)
Tax expenses for ISS, PIS and COFINS and Other	(673)	(97)	(229)	(42)	(1,041)	(168)	(1,209)
Share of comprehensive income of unconsolidated companies, net	52	3	-	26	81	(121)	(40)
Other	7	5	(8)	-	4	(4)	-
Income before income tax and social contribution	2,374	1,088	442	1,263	5,139	194	5,333
Income before income tax and social contribution	(748)	(361)	(85)	(210)	(1,404)	(450)	(1,854)
Non-controlling interest in subsidiaries	-	-	-	(219)	(191)	(3)	(194)
NET INCOME	1,626	727	357	834	3,544	(259)	3,285

(1) Includes net interest and similar income and expenses of R$ 12,966, dividend income of R$ 64, net gain (loss) from financial assets and liabilities of R$ 1,050, and results from foreign exchange results and exchange variation of transactions abroad of R$ 469.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 311 and amortization expenses of R$ 202.

Total assets (1)	644,335	184,260	102,389	88,459	896,842	(69,219)	827,623
Total liabilities	612,176	173,511	90,381	68,986	822,453	(70,984)	751,469

(1) Includes:
Investments in unconsolidated companies	-	3	-	1,700	1,703	850	2,553
Fixed assets, net	4,329	367	460	-	5,156	71	5,227
Intangible assets, net	2,650	348	937	-	3,935	21	3,956

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to March 31, 2011

(In millions of reais except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	11,861	1,652	3,513	523	17,533	747	18,280
Interest margin (1)	8,027	1,151	2,079	464	11,714	660	12,374
Banking service fees	2,523	510	1,376	59	4,467	(139)	4,328
Income from insurance, private pension, and capitalization operations before claim and selling expenses	1,170	-	54	-	1,224	33	1,257
Other income	141	(9)	4	-	128	193	321
Losses on loans and claims	(2,121)	(13)	(898)	(543)	(3,575)	265	(3,310)
Expenses for allowance for loan losses	(2,547)	(82)	(1,208)	(543)	(4,380)	270	(4,110)
Recovery of loans written off as loss	828	69	310	-	1,207	(8)	1,199
Expenses for claims	(402)	-	-	-	(402)	3	(399)
Operating margin	9,740	1,639	2,615	(20)	13,958	1,012	14,970
Other operating income (expenses)	(6,147)	(644)	(2,034)	63	(8,763)	(833)	(9,596)
Non-interest expenses (2)	(5,465)	(580)	(1,798)	(125)	(7,968)	(655)	(8,623)
Tax expenses for ISS, PIS and COFINS and Other	(645)	(97)	(236)	44	(935)	(103)	(1,038)
Share of comprehensive income of unconsolidated companies, net	(47)	-	-	144	97	(32)	65
Other	10	33	-	-	43	(43)	-
Income before income tax and social contribution	3,593	995	581	43	5,195	179	5,374
Income tax and social contribution	(1,263)	(330)	(156)	360	(1,389)	(357)	(1,746)
Non-controlling interest in subsidiaries	-	-	-	(185)	(168)	12	(156)
NET INCOME	2,330	665	425	218	3,638	(166)	3,472

(1) Includes net interest and similar income and expenses of R$ 11,592, net income of R$ 72, net gain (loss) from financial assets and liabilities of R$ 291 and foreign exchange results and exchange variation on transactions of abroad R$ 419.

(2) Refers to general and administrative expenses including depreciation expenses R$ 282 and amortization R$ 241.

	12/31/2011
Total assets (1)	571,315	191,620	101,453	115,171	851,332	(33,196)	818,136
Total liabilities	542,702	181,226	91,820	90,723	778,244	(35,444)	742,800

(1) Includes:
Investments in unconsolidated companies	-	3	-	1,681	1,684	860	2,544
Fixed assets, net	4,454	366	467	-	5,287	71	5,358
Intangible assets, net	2,803	339	668	-	3,810	15	3,825

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

Information on income from financial operation by geographical area is as follows:

	01/01 to 03/31/2012			01/01 to 03/31/2011
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	26,212	1,720	27,932	22,175	1,201	23,376
Non-current assets	8,489	694	9,183	8,615	568	9,183

(*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

NOTE 34 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest;

•	Investments in unconsolidated companies (Note 12) - Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, S.A..

Additionally, there are operations with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil

The transactions with these related parties are mainly as follows:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS/ (LIABILITIES)		REVENUE /(EXPENSES)
	Annual rate	03/31/2012	12/31/2011	01/01 to 03/31/2012	01/01 to 03/31/2011
Interbank deposits		1,792	1,836	45	42
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	103% of CDI 9.11% to 13.79% Pre-fixed average 11.06% Pre-fixed	606	619	15	12
FAI – Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	103% of CDI 9.11% to 13.25% Pre-fixed average 10.58% Pre-fixed	165	236	5	7
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	103% of CDI 12.07% to 12.12% Pre-fixed average 12.09% Pre-fixed	1,021	981	25	23
Deposits		-	(77)	(1)	(1)
Duratex S.A.		-	(2)	(1)	-
Elekeiroz S.A.		-	-	-	(1)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	(57)	-	-
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	(18)	-	-
Securities sold under repurchase agreements		(100)	(100)	(3)	-
Maxfácil Participações S.A	100% of SELIC	(65)	(64)	(2)	-
FIC Promotora de Venda Ltda.	100% of SELIC	(12)	(6)	-	-
Facilita Promotora S.A.	100% of SELIC	(2)	(7)	-	-
Olimpia Promoção e Serviços S.A.	100% of SELIC	(1)	(2)	-	-
Banco Investcred Unibanco S.A.	9.65 % Pre-fixed	(20)	(14)	-	-
Other		-	(7)	(1)	-
Amounts receivable from (payable to) related companies		(128)	(98)	-	-
Porto Seguro S.A.		-	11	-	-
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		(1)	(1)	-	-
Olimpia Promoção e Serviços S.A.		(2)	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		(2)	(1)	-	-
Fundação Itaubanco		1	-	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG		(8)	(9)	-	-
Fundação BEMGEPREV		(8)	(3)	-	-
UBB Prev Previdência Complementar		(25)	(19)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(82)	(76)	-	-
Other		(1)	-	-	-
Banking service fees (expenses)		-	-	3	43
Fundação Itaubanco		-	-	6	5
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	1	1
Itaúsa Investimentos S.A.		-	-	-	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	-	-	14
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	-	-	5
Porto Seguro S.A.		-	-	-	16
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		-	-	(3)	-
Olimpia Promoção e Serviços S.A.		-	-	(3)	-
Other		-	-	2	1
Rental revenues (expenses)		-	-	(10)	(8)
Fundação Itaubanco		-	-	(7)	(6)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(3)	(2)
Donation expenses		-	-	(21)	(14)
Instituto Itaú Cultural		-	-	(20)	(14)
Other		-	-	(1)	-
Data processing expenses		-	-	(72)	(74)
Itautec S.A.		-	-	(72)	(74)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 2 (R$ 2 from 01/01 to 03/31/2011) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

ITAÚ UNIBANCO HOLDING has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. ITAÚ UNIBANCO HOLDING is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 03/31/2012	01/01 to 03/31/2011
Compensation	79	76
Board of directors	1	2
Executives	78	74
Profit sharing	28	35
Board of directors	2	1
Executives	26	34
Contributions to pension plans	1	3
Executives	1	3
Stock option plan – executives	36	32
Total	144	146

NOTE 35 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

Credit risk, pursuant to the Central Bank of Brazil Resolution No. 3,721, is defined as the possibility of incurring financial losses in connection with: (i) the breach by the borrower or counterparty of their respective financial obligations under agreed conditions, (ii) the loss of value of a financial asset as result of the downgrade of the counterparty’s risk rating, (iii) the reduction in gains or income, concessions given on renegotiation of the financial assets and (iv) the costs of recovery.

ITAÚ UNIBANCO HOLDING manages credit risk with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to each market segment in which it operates. The strategy is aimed at creating value for stockholders greater than the minimum risk-adjusted return.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal and external factors. Among the internal factors, we highlight the client rating criteria, analysis of evolution of the portfolios, observed levels of default, actual rates of return, the quality of the portfolio and allocated economic capital. External factors are related to the economic environment in Brazil and abroad, including factors such as market share, interest rates, market default indicators, inflation, and increase (or decrease) in levels of consumer spending.

The process for making decisions and establishing the credit policy of ITAÚ UNIBANCO HOLDING is designed to achieve coordinated credit actions and optimization of business opportunities, through a structure of committees and commissions. With respect to retail lending, decisions about granting and managing the credit portfolio are made based on scoring models that are continuously monitored. With respect to wholesale lending, several committees are subordinated to the Management Committee responsible for credit risk management through a structure of levels of approval that ensures detailed analysis of the risk of the transaction, as well as provides the necessary timeliness and flexibility for the approval process.

1.	Credit risk measurement

1.1	Loans to customers and interbank deposits

ITAÚ UNIBANCO HOLDING takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio.

The credit risk rating of customers and of economic groups reflect their probability of default, and is a fundamental element in the process for measuring risk, because it is used to determine the credit limits. The following table shows the relationship between the risk levels of the internal models (Strong, Satisfactory, Higher Risk, impaired) of the group and the probability of default associated with each of these levels.

Internal rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher risk	Higher than 25.95%
Corporate operations with PD higher than 31.84%
Impaired	Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds.

With respect to retail transactions (individuals and small and medium businesses), the rating is assigned based on statistical models of credit and behavior scoring in line with the Basel Committee requirements. Occasionally, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable approval levels.

1.2	Government securities and other debt instruments

Government securities and other debt instruments are classified according to their credit quality with the purpose of managing the credit risk exposures.

2.	Control risk limits

ITAÚ UNIBANCO HOLDING maintains controls of credit risk on a centralized basis, whereas credit risk is managed in a decentralized manner by each business unit.

The centralized management of portfolios is maintained by an independent executive area responsible for controlling credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, segment, product and other variables that it deems relevant.

This process aims at aligning the strategies established by the organization considering changes in the credit scenario.

The decentralized management of portfolios, focused on management, is performed by all credit areas of the business units, which assess the portfolios on a detailed level.

The group strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collaterals and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING manages collateral in order to reduce the amount of losses on transactions that present credit risk. Collaterals are used in order to enhance the potential for credit recovery in the event of default and not to reduce the exposure from clients or counterparties.

Collaterals are an important credit risk management tool, and for this reason, they are only accepted when they meet the criteria established by the group.

ITAÚ INIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate the risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

Commitments to grant credit (e.g. overdraft limits, pre-approved limits, commitments to grant credit, standby letters of credit, and other guarantees) represent undrawn amounts of loans available. The maximum exposure, considering the total utilization of the limits, is shown in the table below. The limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the recognition of the allowance for loan losses

The policies for recognition of the allowance for loan losses adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized as from moment when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	03/31/2012			12/31/2011
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	10,942	13,357	24,299	9,820	18,001	27,821
Securities purchased under agreements to resell	122,008	811	122,819	91,643	605	92,248
Financial assets held for trading	114,421	5,643	120,064	116,615	5,274	121,889
Financial assets designated at fair value through profit or loss	-	189	189	-	186	186
Derivatives	6,168	2,674	8,842	5,864	2,890	8,754
Available-for-sale financial assets	10,264	44,741	55,005	7,323	40,187	47,510
Held-to-maturity financial assets	2,507	503	3,010	2,500	605	3,105
Loan operations and lease operations	252,446	71,746	324,192	251,034	71,357	322,391
Off balance sheet	258,710	13,568	272,278	254,711	14,830	269,541
Endorsements and sureties	50,044	3,106	53,150	48,908	2,622	51,530
Letters of credit	12,599	-	12,599	11,172	-	11,172
Commitments to be released	196,067	10,462	206,529	194,631	12,208	206,839
Mortgage loans	13,854	-	13,854	14,308	-	14,308
Overdraft accounts	91,834	-	91,834	91,904	-	91,904
Credit cards	84,895	503	85,398	83,767	489	84,256
Other pre-approved limits	5,484	9,959	15,443	4,652	11,719	16,371
Total	777,466	153,232	930,698	739,510	153,935	893,445

The following table presents the maximum exposure at March 31, 2012 and December 31, 2011, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	75% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating; and:

•	only 7.6% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	5.6% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1)	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations

	03/31/2012%		12/31/2011%
Public sector	1,644	0.47%	1,990	0.57%
Industry and commerce	99,962	28.70%	99,859	28.85%
Services	72,456	20.80%	70,642	20.40%
Primary sector	16,165	4.64%	16,109	4.65%
Individuals	881	0.25%	156,167	45.10%
Other sectors	157,169	45.14%	1,497	0.43%
Total	348,277	100.00%	346,264	100.00%

b)	Other financial assets (*)

	03/31/2012%		12/31/2011%
Primary sector	1,183	0.35%	1,029	0.34%
Public sector	130,865	39.15%	88,174	29.26%
Industry and commerce	7,230	2.16%	5,381	1.78%
Services	45,618	13.65%	72,281	23.97%
Other sectors	2,208	0.66%	14,574	4.83%
Individuals	6	0.00%	5	0.00%
Financial	147,118	44.02%	120,069	39.82%
Total	334,228	100.00%	301,513	100.00%

 (*) includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of "off balance sheet" items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans considering: loans not overdue and loans overdue either impaired or not impaired:

	03/31/2012				12/31/2011
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower Risk	210,649	5,764	-	216,413	221,315	5,800	-	227,115
Satisfactory	76,246	11,455	-	87,701	63,763	10,921	-	74,684
Higher Risk	15,477	9,138	-	24,615	16,910	8,703	-	25,613
Impaired	-	-	19,548	19,548	-	-	18,852	18,852
Total	302,372	26,357	19,548	348,277	301,988	25,424	18,852	346,264
%	86.8%	7.6%	5.6%	100.0%	87.3%	7.3%	5.4%	100.0%

The following table shows the breakdown of loans by portfolios of segments and classes, based on indicators of credit quality:

	03/31/2012					12/31/2011
	Lower Risk	Satisfactory	Higher Risk	Impaired	Total	Lower Risk	Satisfactory	Higher Risk	Impaired	Total
Individuals	73,846	48,090	14,967	11,363	148,266	73,354	49,320	14,467	10,986	148,127
Credit cards	18,680	11,955	3,220	2,719	36,574	19,332	13,061	3,485	3,083	38,961
Personal	8,347	16,992	8,687	3,564	37,590	7,765	15,985	8,048	3,455	35,253
Vehicles	33,580	18,028	2,956	4,947	59,511	33,934	19,357	2,843	4,329	60,463
Mortgage loans	13,239	1,115	104	133	14,591	12,323	917	91	119	13,450

Corporate	87,839	5,053	190	1,214	94,296	88,353	3,500	343	1,033	93,229

Small and medium businesses	50,799	18,280	9,426	6,899	85,404	51,548	17,444	9,887	6,770	85,649

Foreign loans - Latin America	3,929	16,278	32	72	20,311	13,860	4,420	916	63	19,259
Total	216,413	87,701	24,615	19,548	348,277	227,115	74,684	25,613	18,852	346,264
%	62.1%	25.2%	7.1%	5.6%	100.0%	65.6%	21.6%	7.4%	5.4%	100.0%

The table below shows the breakdown of loans not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	03/31/2012				12/31/2011
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	86,459	4,978	156	91,593	86,992	3,423	314	90,729

II- Collectively-evaluated

Individuals	70,884	38,792	8,754	118,430	70,501	40,321	8,952	119,774
Credit card	18,560	11,322	2,200	32,082	19,245	12,580	2,503	34,328
Personal	8,237	15,900	5,963	30,100	7,648	14,893	5,870	28,411
Vehicles	31,188	10,825	573	42,586	31,516	12,248	565	44,329
Mortgage loans	12,899	745	18	13,662	12,092	600	14	12,706

Small and medium businesses	50,156	16,674	6,562	73,392	50,774	15,899	6,828	73,501

Foreign loans and Latin America	3,150	15,802	5	18,957	13,048	4,120	816	17,984

Total	210,649	76,246	15,477	302,372	221,315	63,763	16,910	301,988

6.1.1 Loan operations by portfolios of segments and classes, are classified by maturity as follows (Loans overdue not impaired):

	03/31/2012				12/31/2011
	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	12,020	4,866	1,588	18,474	11,764	4,112	1,491	17,367
Credit card	955	416	402	1,773	805	344	401	1,550
Personal	2,310	1,144	473	3,927	2,056	871	460	3,387
Vehicles	8,181	3,136	659	11,976	8,456	2,760	589	11,805
Mortgage loans	574	170	54	798	447	137	41	625

Corporate	1,227	91	170	1,488	1,232	185	51	1,468

Small and medium businesses	3,093	1,394	626	5,113	3,433	1,349	596	5,378

Foreign loans - Latin America	1,188	64	30	1,282	1,144	41	26	1,211
Total	17,528	6,415	2,414	26,357	17,573	5,687	2,164	25,424

6.1.2	The table below shows other financial assets, individually evaluated, classified by rating:

	03/31/2012
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivative assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total

Lower Risk	147,118	109,918	189	3,928	32,490	3,007	296,650
Satisfactory	-	10,028	-	4,644	22,381	3	37,056
Higher risk	-	118	-	270	134	-	522
Total	147,118	120,064	189	8,842	55,005	3,010	334,228
%	44.0%	35.9%	0.1%	2.6%	16.5%	0.9%	100.0%

	12/31/2011
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivative assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total

Lower Risk	120,069	111,938	186	4,750	26,849	3,101	266,893
Satisfactory	-	9,197	-	3,742	20,580	4	33,523
Higher Risk	-	754	-	262	81	-	1,097
Total	120,069	121,889	186	8,754	47,510	3,105	301,513
%	39.8%	40.4%	0.1%	2.9%	15.8%	1.0%	100.0%

6.1.3	Collateral held for loan and lease operations

	03/31/2012				12/31/2011
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	64,665	147,611	9,201	8,076	67,786	146,078	7,608	6,924
Personal	465	1,186	28	18	635	1,607	88	70
Vehicles	49,622	77,500	8,901	7,879	54,062	82,309	7,216	6,638
Mortgage loans	14,578	68,925	272	180	13,089	62,162	304	216

Small, Medium Businesses and Corporate	139,595	295,941	41,802	21,766	115,349	238,458	61,710	42,887

Foreign loans - Latin America	4,132	6,563	16,179	9,657	-	-	19,259	13,497

Total	208,392	450,115	67,181	39,500	183,135	384,537	88,577	63,308

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 72,704 (R$ 74,553 at December 31, 2011).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage Loans – Buildings themselves are given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Foreign loans - Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

7. Renegotiated loan operations

Renegotiation activities include agreements for changes in maturities, payment schedules and deferral of payments. After the restructuring, the client status (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) in the appropriate rating category. Renegotiated credit operations that would otherwise be overdue totaled R$ 16,438 (R$ 14,570 at December 31, 2011).

8. Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period from January 1 to March 31, 2012 and 2011.

	01/01 to 03/31/2012	01/01 to 03/31/2011
Real estate not for own use	1	1
Residential properties - mortgage loans	9	9
Vehicles - linked to loan operations	-	2
Total	10	12

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share and commodity prices.

Market risk management is the process through which the institution plans, monitors and controls risks arising from changes in market prices of financial instruments, aiming at maximizing the risk-return ratio, through adequate limit structure, models and management tools.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems basically takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The use of market solutions is currently in analysis to supplement the risk technology architecture as part of the evolutionary process that will meet any future regulatory and managerial requirements.

The market risk control exercised by ITAÚ UNIBANCO HOLDING includes all financial instruments of its subsidiaries. Accordingly, its market risk management policy is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The guidelines set forth by the internal policy on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The strategy of ITAÚ UNIBANCO HOLDING is based on comprehensive and complementary methodologies, as well as quantitative tools to estimate, monitor and manage risks, based on the best market practices.

In this context, the risk management strategy of ITAÚ UNIBANCO HOLDING aims at achieving a balance between business objectives, considering the following:

•	Political, economic and market context;
•	Market risk portfolio of the institution;
•	Expertise to operate in specific markets.

The market risk is controlled by an area independent from the business areas, which is responsible for carrying out daily measurement, assessment and reporting activities through control units operating in the different legal entities of ITAÚ UNIBANCO HOLDING. Moreover, the executive area also carries out the consolidated monitoring, assessment and reporting of market risk information, including possible exceeding risk limits, by reporting any such event to the business unit in charge and following up the actions required for adjusting the position and/or risk level. For that purpose, the ITAÚ UNIBANCO HOLDING has a structured reporting and information process with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agencies.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

According to the criteria for classification of operations provided for in CMN Resolution No. 3,464 of June 26, 2007, and BACEN Circular No. 3,354/07, of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, including all transactions with derivatives, are segmented into Trading and Banking portfolios. Market risk measurement is performed observing this segmentation.

The trading portfolio consists of all transactions, including derivatives, which are entered into with the intention of trading or hedging other financial instruments of this portfolio, and which are not subject to trading restrictions. These are transactions expected to benefit from changes in expected or actual prices in the short term, or for entering into arbitrage activities.

The banking portfolio consists of all transactions not classified in the trading book. These are transactions not intended for trading in the short term and their respective hedges, as well as transactions entered into for the active management of financial risks that may or may not be carried out with derivatives.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by internal policies of ITAÚ UNIBANCO HOLDING.

The exposures to market risks of products, including derivatives, are broken down into risk factors. A risk factor refers to a market benchmark whose change results in impact on income, and the main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to changes in interest rates, including the following:
-	Fixed rates in Brazilian reais;
-	Rates of interest rate coupon;
•	Foreign exchange linked interest rate: risk of losses on positions in operations subject to foreign currency coupon rate;
•	Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;
•	Price indices: risk of financial losses on operations subject to changes in price index coupon rates;
•	Shares: risk of loss on transactions subject to changes in equities prices.

The treatment of market risk of the banking portfolio adopts the mark to market methodology for several products, determining the sensitivity to variation and shocks in interest rates, Value at Risk (VaR) and Earnings at Risk (EaR), as established in the internal policies of ITAÚ UNIBANCO HOLDING.

To evaluate the share position of the banking and trading portfolios, Value at Risk (VaR) is applied, in addition to stress tests, as presented below in the paragraph about metrics.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk to the monitoring of granular limits, assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management. Limits are monitored daily and excesses are reported and discussed in the corresponding committees.

The limit structure is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits.

This new limit control structure aims at:

•	providing more assurance to all executive levels that the assumption of market risks is in line with the bank’s and the risk-return objective, by conducting an organized and educated dialogue on the risk profile and its development;
•	increasing transparency on the way the business seeks the optimization of results;
•	providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

In this control structure, the limits, now even more detailed, are monitored and the limit reached warning trigger decision-making discussions on positions.

Market risk is analyzed based on the following metrics:

•	Statistical value at risk (VaR - Value at Risk): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a defined time horizon and confidence level;
•	Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios) in the portfolio;
•	Stop Loss alert: effective losses added to the potential maximum loss in optimistic and pessimistic scenarios;
•	Earnings at risk (EaR): measure that quantifies the impact in the unrealized result of a given portfolio, considering the regular market conditions, time horizon related to the longest operation of the banking portfolio and a predetermined confidence level.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They include:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates; and

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.
•	Stop Loss: the maximum loss that transactions classified in the trading book may reach.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that gives greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, as of its foreign subsidiaries (Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A. and Banco Itaú Paraguai S.A.) by showing where the largest concentrations of market risk are found.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In this period, the average global VaR was R$ 154.3 million, or 0.20% of total stockholders’ equity (throughout 2011 it was R$ 142.0 million or 0.19%).

	(in R$ million)
	VaR Global (*)
	Average	Minimum	Maximum	03/31/2012	Average	Minimum	Maximum	03/31/2011

Risk factor group
Interest rate	113.2	77.7	156.0	109.2	105.3	27.0	229.2	114.8
Foreign exchange linked interest rate rate	23.0	19.1	29.4	20.7	29.5	12.6	59.0	23.6
Foreign exchange	45.4	27.3	77.7	27.3	38.1	14.2	69.2	29.0
Price index linked interest rate	22.0	14.8	32.8	27.0	17.7	2.5	41.6	21.1
Equities	8.9	4.4	17.1	8.0	13.4	3.7	26.1	4.4

Foreign units (**)
Itaú BBA International	2.3	0.8	5.1	1.8	2.9	0.4	6.5	1.5
Itaú Argentina	3.3	2.2	4.5	2.5	4.0	1.6	9.4	3.7
Itaú Chile	5.9	4.1	9.2	9.2	5.3	1.9	10.3	5.3
Itaú Uruguay	0.8	0.3	1.4	1.2	0.5	0.2	1.1	0.7
Itaú Paraguay	0.3	0.2	0.4	0.3	0.6	0.2	1.7	0.2

Effect of diversification				(64.7)				(53.4)
Global Risk	154.3	135.1	181.7	142.5	142.0	74.0	278.5	150.9
(*) Adjusted to reflect the tax treatment of individual classes of assets.

(**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Interest rate

Management of interest rate risk is performed based on mark-to-market amounts at maturity of several products, grouping them by common dates, calculating the sensitivity to interest rates and applying shocks in the interest rates. The table on the position of accounts subject to interest rate risk shows a different view, grouping them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	03/31/2012						12/31/2011
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	242,803	165,074	76,036	216,667	57,543	758,123	236,921	142,241	90,272	221,640	54,756	745,830
Interbank deposits	13,948	5,269	2,343	2,739	-	24,299	18,911	3,226	3,247	2,177	260	27,821
Securities purchased under agreements to resell	78,774	43,982	63	-	-	122,819	50,131	40,462	1,655	-	-	92,248
Central Bank compulsory deposits	75,618	-	-	-	-	75,618	98,053	-	-	-	-	98,053
Held-for-trading financial assets	5,487	22,629	12,336	66,201	13,411	120,064	7,188	3,369	27,149	72,088	12,095	121,889
Financial assets held for trading and designated at fair value through profit or loss	189	-	-	-	-	189	186	-	-	-	-	186
Available-for-sale financial assets	6,061	5,173	8,793	17,720	17,258	55,005	6,139	3,997	3,768	17,042	16,564	47,510
Held-to-maturity financial assets	-	30	3	232	2,745	3,010	87	-	33	190	2,795	3,105
Derivatives	1,502	2,982	713	3,223	422	8,842	2,277	2,199	1,473	2,315	490	8,754
Loan and lease operations	61,224	85,009	51,785	126,595	23,664	348,277	53,949	88,988	52,947	127,828	22,552	346,264
Interest-bearing liabilities	181,635	62,442	46,756	231,608	39,764	562,205	167,707	69,188	47,978	220,222	51,727	556,822
Savings deposits	68,488	-	-	-	-	68,488	67,170	-	-	-	-	67,170
Time deposits	21,013	16,363	10,469	75,792	3,748	127,385	30,918	19,167	11,475	79,542	3,367	144,469
Interbank deposits	1,706	3,627	2,723	513	-	8,569	665	683	445	272	-	2,065
Deposits received under repurchase agreements	74,761	10,136	9,508	92,212	13,187	199,804	55,866	11,403	11,139	89,261	17,744	185,413
Interbank market	5,083	25,721	15,906	39,424	3,716	89,850	5,904	24,588	16,773	38,781	4,452	90,498
Institutional market	6,473	4,704	7,286	19,945	18,562	56,970	2,772	11,248	5,881	9,565	25,341	54,807
Derivatives	1,254	1,804	831	3,156	502	7,547	1,526	1,245	1,364	2,104	508	6,747
Financial liabilities held for trading	1	87	33	566	49	736	48	854	901	697	315	2,815
Liabilities for capitalization plans	2,856	-	-	-	-	2,856	2,838	-	-	-	-	2,838
Difference asset/ liability (2)	61,168	102,632	29,280	(14,898)	17,736	195,918	69,214	73,053	42,294	1,418	3,029	189,008
Cumulative difference	61,168	163,800	193,080	178,182	195,918		69,214	142,267	184,561	185,979	189,008
Ratio of cumulative difference to total interest-bearing assets	8.1%	21.6%	25.5%	23.5%	25.8%		9.3%	19.1%	24.7%	24.9%	25.3%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective base date, considering the contractually agreed terms.

Position of accounts subject to currency risk

	03/31/2012
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	4,002	145	55	1,978	6,180
Central Bank compulsory deposits	-	-	-	2,190	2,190
Interbank deposits	11,164	1,015	-	1,178	13,357
Securities purchased under agreements to resell	780	-	-	31	811
Held-for-trading financial assets	4,664	737	-	242	5,643
Financial assets designated at fair value through profit or loss	-	189	-	-	189
Derivatives	1,946	486	-	242	2,674
Available-for-sale financial assets	41,366	70	-	3,305	44,741
Held-to-maturity financial assets	503	-	-	-	503
Loan operations, net	38,382	5,997	2,730	24,637	71,746
TOTAL ASSETS	102,807	8,639	2,785	33,803	148,034

	03/31/2012
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	36,956	1,909	373	21,213	60,451
Deposits received under repurchase agreements	9,560	-	-	171	9,731
Financial liabilities held for trading	-	2,752	-	-	2,752
Derivatives	1,489	459	-	165	2,113
Interbank market debts	24,705	1,531	1	2,023	28,260
Institutional market debts	43,472	3,578	-	1,452	48,502
TOTAL LIABILITIES	116,182	10,229	374	25,024	151,809

NET POSITION	(13,375)	(1,590)	2,411	8,779	(3,775)

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2011
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	2,560	323	64	2,221	5,168
Central Bank compulsory deposits	-	13	-	2,098	2,111
Interbank deposits	15,681	1,274	2	1,044	18,001
Securities purchased under agreements to resell	478	-	-	127	605
Held-for-trading financial assets	4,327	643	-	304	5,274
Financial assets designated at fair value through profit or loss	-	186	-	-	186
Derivatives	2,018	614	-	258	2,890
Available-for-sale financial assets	37,880	98	-	2,209	40,187
Held-to-maturity financial assets	605	-	-	-	605
Loan operations, net	40,494	5,338	2,832	22,693	71,357
TOTAL ASSETS	104,043	8,489	2,898	30,954	146,384

	12/31/2011
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	36,830	2,390	409	19,438	59,067
Deposits received under securities repurchase agreements	7,228	-	-	176	7,404
Financial liabilities held for trading	-	2,815	-	-	2,815
Derivatives	1,684	537	-	137	2,358
Interbank market debts	28,022	643	2	2,015	30,682
Institutional market debts	47,643	3,530	-	1,230	52,403
TOTAL LIABILITIES	121,407	9,915	411	22,996	154,729

NET POSITION	(17,364)	(1,426)	2,487	7,958	(8,345)

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – “mismatching” between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations as they fall due.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed as necessary, considering the cash requirements, due to atypical market situations or arising from strategic decisions.

In compliance with the requirements of BACEN Resolution No. 2,804/00 and Circular No. 3,393/08 of the Central Bank of Brazil, a Statement of Liquidity Risk is sent monthly to the Central Bank, and periodically the following items are sent to top management for monitoring and support to the decision-making process:

•	Different scenarios projected for changes in liquidity.
•	Contingency plans for crisis situations.
•	Reports and charts that describe the risk positions.
•	Assessment of funding costs and alternative sources of funding.
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 435.8 billion (R$ 448.1 billion at 12/31/2011), particularly funding from time deposits. A considerable portion of these funds – 29.7% of total, or R$ 129.3 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	03/31/2012			12/31/2011
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	118,110	231,345		127,686	242,638
Demand deposits	26,903	26,903	6.2	28,933	28,933	6.5
Savings deposits	68,488	68,488	15.7	67,170	67,170	15.0
Time deposits	21,013	127,385	29.2	30,917	144,469	32.2
Other	1,706	8,569	2.0	666	2,066	0.5
Funds from acceptances and issuance of securities (1)	2,647	49,336	11.3	4,862	51,557	11.5
Funds from own issue (2)	2,331	109,415	25.1	2,913	114,155	25.5
Subordinated debt	6,189	45,701	10.5	60	39,715	8.9
Total	129,277	435,797		135,521	448,065

 (1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During 2012, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, funded positions of securities purchased under agreements to resell and government securities available) totaled R$ 90.2 billion and accounted for 69.8% of the short-term redeemable obligations, 20.7% of total funding, and 15.9% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2012%	12/31/2011%
Net assets / funds within 30 days	69.8	59.6
Net assets / total funds	20.7	18.0
Net assets / total assets	15.9	15.4

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	03/31/2012					12/31/2011
ASSETS (1)	0 - 30	31 - 365	366-720	Over 720 days	Total	0 - 30	31 - 365	366-720	Over 720 days	Total
Cash and deposits on demand	10,551	-	-	-	10,551	10,633	-	-	-	10,633

Interbank investments	90,576	41,690	2,864	269	135,399	68,277	36,721	2,295	287	107,580
Securities purchased under agreements to resell – Funded position (2)	51,584	-	-	-	51,584	25,438	-	-	-	25,438
Securities purchased under agreements to resell – Financed position	25,377	33,513	-	-	58,890	23,948	29,706	-	-	53,654
Interbank deposits	13,615	8,177	2,864	269	24,925	18,891	7,015	2,295	287	28,488

Securities	33,862	19,145	9,646	74,660	137,313	50,127	5,368	3,979	54,096	113,570
Government securities - available	28,091	-	-	-	28,091	44,741	-	-	-	44,741
Government securities – subject to repurchase commitments	836	15,012	6,109	41,647	63,604	686	1,779	916	23,210	26,591
Private securities - available	4,900	4,028	3,263	30,325	42,516	4,693	3,299	2,332	28,648	38,972
Private securities – subject to repurchase commitments	35	105	274	2,688	3,102	7	290	731	2,238	3,266

Derivative financial instruments	1,502	3,695	951	2,694	8,842	2,277	3,672	960	1,845	8,754

Loan and lease operations (3)	50,594	134,583	76,636	120,503	382,316	48,966	133,015	78,609	110,750	371,340

	187,085	199,113	90,097	198,126	674,421	180,280	178,776	85,843	166,978	611,877

 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 75,618 (R$ 98,053 at December 31, 2011), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 29.

(1) Net of R$ 7,836 (R$ 7,227 at 12/31/2011) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 22,138 (R$ 25,749 at 12/31/2011).

Undiscounted future flows except for derivatives	03/31/2012					12/31/2011
LIABILITIES	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total

Deposits	112,848	37,911	28,510	86,169	265,438	122,173	38,410	33,101	67,913	261,597
Demand deposits	26,903	-	-	-	26,903	28,933	-	-	-	28,933
Savings deposits	68,488	-	-	-	68,488	67,170	-	-	-	67,170
Time deposit	16,047	31,227	28,310	86,040	161,624	25,423	37,239	32,903	67,806	163,371
Interbank deposits	1,410	6,684	200	129	8,423	647	1,171	198	107	2,123
Other deposits	-	-	-	-	-	-	-	-	-	-

Compulsory deposits	(34,736)	(11,377)	(9,187)	(20,318)	(75,618)	(39,562)	(15,790)	(13,951)	(28,750)	(98,053)
Demand deposits	(9,287)	-	-	-	(9,287)	(9,939)	-	-	-	(9,939)
Savings deposits	(19,400)	-	-	-	(19,400)	(18,843)	-	-	-	(18,843)
Time deposit	(6,049)	(11,377)	(9,187)	(20,318)	(46,931)	(10,780)	(15,790)	(13,951)	(28,750)	(69,271)

Securities sold under repurchase agreements (1)	77,625	20,745	44,594	95,369	238,333	56,618	24,205	45,139	91,587	217,549

Funds from acceptances and issuance of securities (2)	2,581	23,334	13,148	14,727	53,789	4,365	25,714	12,998	13,274	56,351

Borrowings and onlending (3)	3,576	22,124	10,624	24,313	60,638	3,339	25,276	10,617	24,484	63,716

Subordinated debt (4)	6,233	8,828	1,712	44,208	60,981	69	11,338	3,174	40,941	55,522

Derivative financial instruments	1,254	2,635	964	2,694	7,547	1,526	2,609	885	1,727	6,747

	169,381	104,200	90,365	247,162	611,108	148,528	111,762	91,963	211,176	563,429

(1) Includes Own and Third Parties’ Portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for issue of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

The above table does not include the financial effect on liquidity of endorsements, sureties and other loan commitments because these have a 0.06% probability of materialization, in accordance with historical data. For notional amounts we refer to Note 35.5.

NOTE 36 – SUBSEQUENT EVENT

l - Banco BPI S.A.

On April 20, 2012, ITAÚ UNIBANCO HOLDING, through its subsidiary IPI – Itaúsa Portugal Investimentos, SGPS, Lda. (IPI), disposed its full interest, equal to 18.87% in the capital of Banco BPI S.A. (BPI) to Caixabank, S.A., a company that is an integral part of the La Caixa Group.

As a result of this operation, La Caixa will pay ITAÚ UNIBANCO HOLDING approximately € 93 million (ninety-three million euros).

This operation will have a positive impact of approximately R$ 100 million in the consolidated stockholders’ equity and a negative non-recurring effect of approximately R$ 200 million in net income. These effects will be recorded in the 2nd quarter of 2012.

II - Transaction with Carrefour

In April 23, 2012, BACEN approved the Agreement for Purchase and Sale of Shares entered into by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda. (Carrefour Brasil), on April 14, 2011, in order to acquire 49% of Banco CSF S.A. (Banco Carrefour) for R$ 725 million, corresponding to a multiple Price/Profit 2010 of 11.6.